Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Between

YADKIN VALLEY FINANCIAL CORPORATION

and

AMERICAN COMMUNITY BANCSHARES, INC.

September 9, 2008

4.17 Privacy of Customer Information	27
4.18 Legal Proceedings	27
4.19 Reports	27
4.20 Books and Records	27
4.21 Loans to Executive Officers and Directors	28
4.22 Certain Actions	28
4.23 State Takeover Laws	28
4.24 Brokers and Finders; Opinion of Financial Advisor	28
4.25 Board Recommendation	28
4.26 Statements True and Correct	28
4.27 Delivery of Seller Disclosure Memorandum	29

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER	29

5.1 Organization, Standing, and Power	29
5.2 Authority of Buyer; No Breach By Agreement	29
5.3 Capital Stock	30
5.4 Buyer Subsidiaries	31
5.5 Exchange Act Filings; Securities Offerings; Financial Statements	31
5.6 Absense of Undisclosed Liabilities	32
5.7 Absence of Certain Changes or Events	32
5.8 Tax Matters	33
5.9 Allowance for Loan Losses; Loan and Investment Portfolio, etc.	35
5.10 Assets	36
5.11 Intellectual Property	36
5.12 Environmental Matters	37
5.13 Compliance with Laws	38
5.14 Labor Relations	38
5.15 Employee Benefit Plans	39
5.16 Material Contract	41
5.17 Privacy of Customer Information	42
5.18 Legal Proceedings	42
5.19 Reports	42
5.20 Books and Records	43
5.21 Loans to Executive Officers and Directors	43
5.22 Certain Actions	43
5.23 State Takeover Laws	43
5.24 Brokers and Finders	43
5.25 Board Recommendation	43
5.26 Available Consideration	44
5.27 Statements True and Correct	44
5.28 Delivery of Buyer Disclosure Memorandum	44

ARTICLE 6 CONDUCT OF BUSINESS PENDING CONSUMMATION	44

6.1 Affirmative Covenants	44
6.2 Negative Covenants of Seller	45
6.3 Adverse Changes in Condition	47
6.4 Reports	48

ARTICLE 7 ADDITIONAL AGREEMENTS	48

7.1 Shareholder Approvals	48
7.2 Registration of Buyer Common Stock	49
7.3 Other Offers, etc.	50
7.4 Consents of Regulatory Authorities	51
7.5 Agreement as to Efforts to Consummate	51
7.6 Investigation and Confidentiality	51
7.7 Press Releases	52
7.8 Charter Provisions	52
7.9 Employee Benefits and Contracts	52
7.10 Section 16 Matters	53
7.11 Affiliate Claims Letters	53
7.12 Indemnification	54

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE	55

8.1 Conditions to Obligations of Each Party	55
8.2 Conditions to Obligations of Buyer	56
8.3 Conditions to Obligations of Seller	57

ARTICLE 9 TERMINATION	58

9.1 Termination	58
9.2 Effect of Termination	61
9.3 Termination Fee	61
9.4 Non-Survival of Representations and Covenants	62

ARTICLE 10 MISCELLANEOUS	62

10.1 Definitions	62
10.2 Expenses	71
10.3 Brokers and Finders	71
10.4 Entire Agreement	71
10.5 Amendments	71
10.6 Waivers	72
10.7 Assignment	72
10.8 Notices	72
10.9 Governing Law	73
10.10 Counterparts	73
10.11 Captions; Articles and Sections	73
10.12 Interpretations	73
10.13 Enforcement of Agreement	73
10.14 Severability	73

LIST OF EXHIBITS

Exhibit	Description

A	Form of Support Agreement

B	Form of Claims Letter

C	Form of Non-Compete Agreement

D	Form of Settlement Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 9, 2008 is by and between Yadkin Valley Financial Corporation, a North Carolina corporation (the “Buyer”), and American Community Bancshares, Inc., a North Carolina corporation (the “Seller”).

Preamble

This Agreement provides for the merger of the Seller with and into the Buyer (the “Merger”).  At the Effective Time of the Merger, the outstanding shares of the capital stock of the Seller shall be converted into the right to receive shares of the common stock of the Buyer and/or cash (as provided herein and subject to certain terms and conditions).  As a result, certain shareholders of the Seller shall become shareholders of the Buyer.  The transaction described in this Agreement is subject to the approvals of the shareholders of the Seller and the Buyer, respectively, regulatory agencies, and the satisfaction of certain other conditions described in this Agreement.  It is the intention of the Parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

Certain terms used in this Agreement are defined in Section 10.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

1.1  Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time, the Seller shall be merged with and into the Buyer pursuant to and with the effect provided in Section 55-11-01 of the North Carolina General Statutes, and the Buyer shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of North Carolina.  The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of the Seller and the Buyer.

1.2  Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 11:00 A.M. Eastern Time on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 11:00 A.M. Eastern Time), or at such other time as the Parties, acting through their authorized officers, may mutually agree.  The Closing shall be held at such location as may be mutually agreed upon by the Parties and may be effected by electronic or other transmission of signature pages, as mutually agreed upon.

1.3  Effective Time.

The Merger and other transactions contemplated by this Agreement shall become effective on the date and time the Articles of Merger (the “Articles of Merger”) reflecting the Merger shall be filed and become effective with the North Carolina Secretary of State (the “Effective Time”).  Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on December

15, 2008 or, if later, on the last day or the first day of a calendar month immediately following the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of the Seller approve this Agreement, and (iii) the date on which shareholders of the Buyer approve this Agreement.

1.4  Restructure of Transaction.

The Buyer shall have the right to revise the structure of the Merger contemplated by this Agreement by merging the Seller with and into a wholly-owned subsidiary of the Buyer, provided, that no such revision to the structure of the Merger (i) shall result in any changes in the amount or type of the consideration which the holders of shares of Seller Common Stock or Seller Options are entitled to receive under this Agreement, (ii) shall unreasonably impede or delay consummation of the Merger, or (iii) shall impose any less favorable terms or conditions on the Bank or the Seller.  The Buyer shall give written notice to the Seller of any such change in the manner provided in Section 10.8, which notice shall be in the form of an amendment to this Agreement or in the form of a proposed amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger, and which shall be accompanied by such other exhibits hereto as are reasonably necessary or appropriate to effect such change.

ARTICLE 2
TERMS OF MERGER

2.1  Articles of Incorporation.

The Articles of Incorporation of the Buyer in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until otherwise duly amended or repealed.

2.2  Bylaws.

The Bylaws of the Buyer in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise duly amended or repealed.

2.3  Directors and Officers.

(a)   The directors of the Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director.  Immediately prior to the Effective Time, the Buyer shall take all action necessary, including but not limited to the amendment of the Surviving Corporation’s Bylaws, to appoint five individuals who were directors of the Seller on the date hereof and who are chosen by the Buyer after consultation with the Seller (one of whom shall be Randy P. Helton and each of whom shall be compensated as a director in the same manner as all other directors of the Buyer) to the board of directors of the Buyer, to be effective as soon as practicable following the Effective Time, and cause each such individual to be nominated as a management nominee for election by the shareholders to the board of directors of the Buyer at the next annual meeting of shareholders of the Buyer following such individual’s appointment to the board of directors of the Buyer (provided however that Randy P. Helton shall be nominated for a term of approximately one year ending on or before the Buyer’s 2010 annual meeting of shareholders).  The officers of the Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

(b)   It is anticipated that the directors of American Community Bank (the “Bank”), the Seller’s wholly owned subsidiary, in office immediately prior to the Effective Time, shall serve as members of Yadkin Valley Bank and Trust Company’s Charlotte regional board of advisors.

ARTICLE 3
MANNER OF CONVERTING SHARES

3.1  Effect on Seller Common Stock.

(a)   At the Effective Time, in each case subject to Sections 3.1(d) and 3.2, by virtue of the Merger and without any action on the part of the Parties, each share of Seller Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Seller Common Stock held by either Party or any Subsidiary of either Party (in each case other than shares of Seller Common Stock held on behalf of third parties or held by any Buyer Entity or the Seller Entity as a result of debts previously contracted)) shall be converted into the right to receive one of the following: (i) cash in the amount of $12.35 less any applicable withholding Taxes (the “Cash Consideration”); (ii) a number of shares of Buyer Common Stock equal to the Fixed Exchange Ratio (the “Stock Consideration”); or (iii) a combination of the Cash Consideration and Stock Consideration in such proportions as requested by the Seller shareholder to the extent available after the proration of the total Merger Consideration to 80.5% Stock Consideration and 19.5% Cash Consideration (the “Mixed Consideration”) (items (i), (ii), or (iii) are referred to herein individually as the “Per Share Purchase Price” and collectively as the “Merger Consideration”).  The “Fixed Exchange Ratio” shall be 12.35/14.50, or .8517, shares of Buyer Common Stock.

(b)  At the Effective Time, all shares of Seller Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Seller Common Stock (the “Certificates”) shall thereafter represent only the right to receive the Per Share Purchase Price.

(c)   If, prior to the Effective Time, the outstanding shares of Seller Common Stock or Seller Options, or the outstanding shares of Buyer Common Stock or any rights with respect to Buyer Common Stock pursuant to stock options granted by the Buyer (the “Buyer Options”), shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Purchase Price.

(d)  Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries (in each case other than shares of Seller Common Stock held on behalf of third parties or as a result of debts previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration, and shall cease to exist (the “Excluded Shares”).

3.2  Election and Proration Procedures.

(a)        An election form (an “Election Form”) shall be mailed to each holder of Seller Common Stock on or about two weeks prior to the mailing of the transmittal materials referred to in Section 3.3 below which shall be mailed to each holder of Seller Common Stock of record at the Effective Time.  The

Seller shall provide to the exchange agent selected by the Buyer (the “Exchange Agent”) all information reasonably necessary for it to perform its obligations as specified herein.

(b)        Each Election Form shall entitle the holder of Seller Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Stock Consideration for all of such holder’s shares (a “Stock Election”), (ii) the Cash Consideration for all of such holder’s shares (a “Cash Election”), (iii) the Mixed Consideration for all of such holder’s shares (a “Mixed Election”) or (iv) make no election (a “Non-Election”).  Holders of record of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacity (a “Holder Representative”) may submit multiple Election Forms, provided that such Holder Representative certifies that each such Election Form covers all of the shares of Seller Common Stock held by that Holder Representative for a particular beneficial owner.  The shares of Seller Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares” and the aggregate number thereof is referred to herein as the “Stock Election Number.”  The shares of Seller Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares” and the aggregate number thereof is referred to as the “Cash Election Number”.  Shares of Seller Common Stock as to which no election has been made (or as to which an Election Form is not properly completed or returned in a timely fashion) are referred to as “Non-Election Shares.”

(c)        To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 4:00 p.m., local time on such date as the Parties may mutually agree (the “Election Deadline”).  An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  An Election Form shall be deemed properly completed only if accompanied by one or more certificates representing all shares of Seller Common Stock covered by such Election Form, or the guaranteed delivery of such certificates (or customary affidavits and, if required by the Buyer, indemnification regarding the loss or destruction of such certificates), together with duly completed transmittal materials.  For the holders of Seller Common Stock who make a Non-Election, subject to Section 3.2(e), the Exchange Agent shall have the authority to determine the type of consideration constituting the Per Share Purchase Price to be exchanged for the Non-Election Shares.  Any Seller shareholder may at any time prior to, but not after, the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form.  Any Seller shareholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her certificates, or of the guarantee of delivery of such certificates.  All elections shall be revoked automatically if the Exchange Agent is notified in writing by either party that this Agreement has been terminated.  If a shareholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline but does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Seller Common Stock held by such shareholder shall be designated as Non-Election Shares.  Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d)        The number of shares of Seller Common Stock to be converted into the right to receive the Cash Consideration shall be equal to 19.5% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (the “Aggregate Cash Limit”) and the number of shares of Seller Common Stock to be converted into the right to receive the Stock Consideration shall be equal to 80.5% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (the “Aggregate Stock Limit”).

(e)        Within ten business days after the later to occur of the Election Deadline or the Effective Time, the Buyer shall cause the Exchange Agent to effect the allocation among holders of Seller Common Stock of rights to receive the Per Share Purchase Price and to distribute such as follows:

(i)         if the Stock Election Number exceeds the Aggregate Stock Limit, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each Stock Election Share shall be converted into the right to receive (A) the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Stock Limit and the denominator of which is the Stock Election Number and (B) the Cash Consideration in respect of the remaining number of such Stock Election Shares;

(ii)         if the Cash Election Number exceeds the Aggregate Cash Limit, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each Cash Election Share shall be converted into the right to receive (A) the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (1) the number of Cash Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Cash Limit and the denominator of which is the Cash Election Number and (B) the Stock Consideration in respect of the remaining number of such Cash Election Shares; and

(iii)        if the Stock Election Number and the Cash Election Number do not exceed the Aggregate Stock Limit and the Aggregate Cash Limit, respectively, then (i) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (ii) all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and (iii) all Non-Election Shares shall be converted into the right to receive the Cash Consideration and/or the Stock Consideration such that the aggregate number of shares of Seller Common Stock entitled to receive the Cash Consideration is equal to the Aggregate Cash Limit and the aggregate number of shares of Seller Common Stock entitled to receive the Stock Consideration is equal to the Aggregate Stock Limit.

3.3 Exchange Procedures.

(a)   As soon as reasonably practicable after the Effective Time, the Buyer shall cause the Exchange Agent to mail to the former shareholders of the Seller appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates or other instruments theretofore representing shares of Seller Common Stock shall pass, only upon proper delivery of such certificates or other instruments to the Exchange Agent).  The certificate or certificates of Seller Common Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require.  In the event of a transfer of ownership of shares of Seller Common Stock represented by one or more certificates that are not registered in the transfer records of the Seller, the Per Share Purchase Price payable for such shares as provided in Sections 3.1 and 3.2 may be issued to a transferee if the certificate or certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid.   In the event any certificate representing Seller Common Stock certificate shall have been lost, mutilated, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, mutilated, stolen, or destroyed and the posting by such person of a bond in such amount as the Buyer may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, mutilated, stolen, or destroyed certificate the Per Share Purchase Price as provided for in Sections 3.1 and 3.2.  The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate.  The Buyer shall pay all charges and expenses, including those of the Exchange Agent in connection with the distribution of the Per Share Purchase Price as provided in Sections 3.1and 3.2.  The Buyer or its Exchange Agent will maintain a book entry list of Buyer Common Stock to which each former holder of Seller Common Stock is entitled.  Certificates evidencing Buyer Common Stock into which Seller Common Stock has been converted will not be issued.

(b)   After the Effective Time, each holder of shares of Seller Common Stock (other than Excluded Shares) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Sections 3.1 and 3.2, without interest, pursuant to this Section 3.3.  The Buyer shall not be obligated to deliver the consideration to which any former holder of Seller Common Stock is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates for exchange as provided in this Section 3.3.  Any other provision of this Agreement notwithstanding, neither any Buyer Entity, nor any Seller Entity, nor the Exchange Agent shall be liable to any holder of Seller Common Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(c)   Each of the Buyer and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Seller Common Stock and Seller Options such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law or by any Taxing Authority or Governmental Authority.  To the extent that any amounts are so withheld by the Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Seller Common Stock, as applicable in respect of which such deduction and withholding was made by the Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be.

(d)   Adoption of this Agreement by the shareholders of the Seller shall constitute ratification of the appointment of the Exchange Agent.

3.4  Effect on Buyer Common Stock.

At and after the Effective Time, each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

3.5  Seller Options.

(a)           At the Effective Time, all rights with respect to Seller Common Stock pursuant to stock options granted by the Seller (the “Seller Options”) which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Buyer Common Stock, and the Buyer shall assume each Seller Option in accordance with the terms of the applicable Seller option plan and the stock option agreement by which it is evidenced (the “Converted Options”); provided, however, that each holder of Seller Options may elect to cancel, immediately prior to the Effective Time, any Seller Options held by such Person as of the date hereof, in exchange for a cash payment at Closing equal to the product obtained by multiplying (1) the number of shares of Seller Common Stock underlying such Person’s Seller Options by (2) the Cash Consideration less the exercise price per share under such option.  The Seller will use its commercially reasonable efforts to obtain from each current member of the Seller’s board of directors who holds any options, and deliver to the Buyer prior to the Closing, a written agreement in a form specified by the Buyer confirming and agreeing to the surrender or roll-over of such director’s options as described above.  From and after the Effective Time, (i) each Seller Option assumed by the Buyer may be exercised solely for shares of Buyer Common Stock, (ii) the number of shares of Buyer Common Stock subject to each Seller Option shall be equal to the product of the number of shares of Seller Common Stock subject to such Seller Option immediately prior to the Effective Time multiplied by the Fixed Exchange Ratio, provided, that any fractional shares of Buyer Common Stock subject to the Converted Options shall be exchanged for cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by Final Buyer Stock Price less the exercise price of such Converted Option, and (iii) the per share exercise price under each such Seller Option shall be adjusted by dividing the per share exercise price under each such Seller Option by the Fixed Exchange Ratio and rounding down to the nearest cent.

(b)   Before the Effective Time, the Buyer will take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of Buyer Common Stock to provide for the satisfaction of its obligations with respect to the Converted Options.

(c)    The Seller’s board of directors and its compensation committee shall not make any new grants of Seller Options following the execution of this Agreement.

(d)   The Seller’s board of directors or its compensation committee shall make any adjustments or amendments to or make such determinations with respect to the Seller Options necessary to effect the foregoing provisions of this Section 3.5.

(e)    Within 10 business days after the Effective Time, the Buyer shall file a registration statement on Form S-8 with respect to Converted Options that are eligible for registration on Form S-8 and the Buyer shall use its reasonable best efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding.

3.6  Bank Merger.

The Buyer anticipates that concurrently with or as soon as practicable after the execution and delivery of this Agreement, Yadkin Valley Bank and Trust Company, a wholly owned subsidiary of the Buyer, and the Bank, a wholly owned subsidiary of the Seller, shall enter into the Plan of Bank Merger, in a form mutually acceptable to both parties, pursuant to which the Bank will merge with and into Yadkin Valley Bank and Trust Company (the “Bank Merger”).  The Plan of Bank Merger shall provide that the directors of Yadkin Valley Bank and Trust Company as the surviving entity of the Bank Merger shall be (a) all the directors of Yadkin Valley Bank and Trust Company serving immediately prior to the Bank Merger and (b) the five individuals who are appointed to the board of directors of the Buyer pursuant to Section 2.3(a).  The Buyer anticipates that American Community Bank will operate as American Community Bank, a division of Yadkin Valley Bank and Trust Company after the Bank Merger.  The Parties anticipate that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

3.7  Rights of Former Seller Shareholders.

At the Effective Time, the stock transfer books of the Seller shall be closed as to holders of Seller Common Stock and no transfer of Seller Common Stock by any holder of such shares shall thereafter be made or recognized.  Until surrendered for exchange in accordance with the provisions of Section 3.3, each Certificate theretofore representing shares of Seller Common Stock (other than certificates representing Excluded Shares), shall from and after the Effective Time represent for all purposes only the right to receive the Per Share Purchase Price, without interest, as provided in Article 3.

3.8  Fractional Shares.

Notwithstanding any other provision of this Agreement, each holder of shares of Seller Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all certificates delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by Final Buyer Stock Price.  No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller represents and warrants to the Buyer, except as set forth on the Seller Disclosure Memorandum with respect to each such Section below, as follows:

4.1  Organization, Standing, and Power.

The Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of North Carolina and is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the “BHCA”).  The Bank is a banking corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina.  Each of the Seller and the Bank has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets.  Each of the Seller and the Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect.  The minute book and other organizational documents for each of the Seller and the Bank have been made available to the Buyer for its review and, except as disclosed in Section 4.1 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the respective board of directors (including any committees of the board of directors) and shareholders thereof.  The Bank is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by the Bank are insured, up to applicable limits, by the FDIC’s Deposit Insurance Fund.

4.2  Authority of Seller; No Breach By Agreement.

(a)      The Seller has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of the Merger, as required by Sections 8.1(b) and 8.1(c) and by the Seller’s shareholders in accordance with this Agreement and the NCBCA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Seller, subject to the approval of this Agreement by the holders of majority of the outstanding shares of Seller Common Stock, which is the only Seller shareholder vote required for approval of this Agreement and consummation of the Merger.  Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and receipt of such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of the Seller, enforceable against the Seller in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)     Neither the execution and delivery of this Agreement by the Seller, nor the consummation by the Seller and the Bank of the transactions contemplated hereby, nor compliance by the Seller and the Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Seller’s articles of incorporation or bylaws or the articles of incorporation or bylaws of the Bank or any resolution adopted by the board of directors or the shareholders of any Seller Entity, or (ii) except as disclosed in Section 4.2 of the Seller Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Seller Entity under, any Contract or Permit of any Seller Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b) and (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Seller Entity or any of their respective material Assets (including any Buyer Entity or any Seller Entity becoming subject to or liable for the payment of any Tax on any of the Assets owned by any Buyer Entity or any Seller Entity being reassessed or revalued by any Regulatory Authority).

(c)      Other than in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any Governmental Authority is necessary for the consummation by the Seller of the Merger and the other transactions contemplated in this Agreement.

4.3  Capital Stock.

(a)      The authorized capital stock of the Seller consists of 25,000,000 shares of Seller Common Stock, of which 6,559,792 shares are issued and outstanding as of the date of this Agreement, and, assuming that all of the issued and outstanding Seller Options had been exercised, not more than an additional 465,577 shares, with a per share weighted average exercise price of $7.08, would be issued and outstanding at the Effective Time, and 1,000,000 shares of the Seller preferred stock, of which no shares are issued and outstanding as of the date of this Agreement.  All of the issued and outstanding shares of capital stock of the Seller are duly and validly issued and outstanding and are fully paid and nonassessable.  None of the outstanding shares of capital stock of the Seller has been issued in violation of any preemptive rights of the current or past shareholders of the Seller.

(b)     Except for the 465,577 shares of Seller Common Stock reserved for issuance pursuant to outstanding Seller Options or as disclosed in Section 4.3 of the Seller Disclosure Memorandum, there are no shares of capital stock or other equity securities of the Seller reserved for issuance and no outstanding Rights relating to the capital stock of the Seller.

(c)      Except as specifically set forth in this Section 4.3, there are no shares of the Seller capital stock or other equity securities of the Seller outstanding and there are no outstanding Rights with respect to any Seller securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange or issuance of any securities of the Seller.

4.4  Seller Subsidiaries.

The Seller has no Subsidiaries except as set forth in Section 4.4 of the Seller Disclosure Memorandum and, except as set forth in Section 4.4 of the Seller Disclosure Memorandum, the Seller owns all of the equity interests in each of its Subsidiaries.  No capital stock (or other equity interest) of any such Subsidiary is or may become required to be issued (other than to another Seller Entity) by reason of any Rights, and there are no Contracts by which any such Subsidiary is bound to issue (other than to another Seller Entity) additional shares of its capital stock (or other equity interests) or Rights or by which any Seller Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any such Subsidiary (other than to another Seller Entity).  There are no Contracts relating to the rights of any Seller Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any such Subsidiary.  All of the shares of capital stock (or other equity interests) of each Subsidiary are fully paid and nonassessable and are owned directly or indirectly by the Seller free and clear of any Lien (except, in the case of the Bank, to the extent provided in Section 53- 42 of the North Carolina General Statutes).  Each Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect.  The minute books and other organizational documents for each Subsidiary have been made available to the Buyer for its review, and, except as disclosed in Section 4.4 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the board of directors and shareholders thereof.

4.5  Exchange Act Filings; Securities Offerings; Financial Statements.

(a)      Except as disclosed in Section 4.5 of the Seller Disclosure Memorandum, the Seller has timely filed and made available to the Buyer all Exchange Act Documents required to be filed by the Seller since January 1, 2003 (the “Seller Exchange Act Reports”).  Seller Exchange Act Reports (i) at the time filed, (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Seller Exchange Act Reports or necessary in order to make the statements in such Seller Exchange Act Reports not misleading.  Each offering or sale of securities by the Seller (i) was either registered under the Securities Act or made pursuant to a valid exemption from registration, (ii) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial late “blue sky” filings, including disclosure and broker/dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents not misleading.  The Seller has delivered or made available to the Buyer all comment letters received by the Seller from the staff of the SEC and all responses to such comment letters by or on behalf of the Seller with respect to all filings under the Securities Laws.  The Seller’s principal executive officer and principal financial officer have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to the Seller Exchange Act Reports to the extent such rules or regulations applied at the time of the filing.  For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes—Oxley Act.  Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Seller nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, content, form, or manner of filing or submission of such certifications.  No Seller Subsidiary is required to file any Exchange Act Documents.

(b)     Each of Seller Financial Statements (including, in each case, any related notes) that are contained in Seller Exchange Act Reports, including any Seller Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the Exchange Act, was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), fairly presented the consolidated financial position of the Seller and the Bank as of the respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect, and were certified to the extent required by the Sarbanes-Oxley Act.

(c)      The Seller’s independent public accountants, which have expressed their opinion with respect to the Financial Statements of the Seller and its Subsidiaries whether or not included in the Seller’s Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (y) “independent” with respect to the Seller within the meaning of Regulation S-X, and (z) with respect to the Seller, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws.  Section 4.5(c) of the Seller Disclosure Memorandum lists all non-audit services preformed by the Seller’s independent public accountants for the Seller or the Bank.

(d)     The Seller maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information relating to the Seller and its Subsidiaries is made known on a timely basis to the Seller’s principal executive officer and the Seller’s principal financial officer.

4.6  Absence of Undisclosed Liabilities.

No Seller Entity has any Liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, except Liabilities which are (i) accrued or reserved against in the consolidated balance sheet of the Seller as of June 30, 2008, included in Seller Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement.  Section 4.6 of the Seller Disclosure Memorandum lists, and the Seller has attached and delivered to the Buyer copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K of the Exchange Act) effected by the Seller or its Subsidiaries other than letters of credit and unfunded loan commitments or credit lines.  Except as disclosed in Section 4.6 of the Seller Disclosure Memorandum or as reflected on the Seller’s balance sheet at June 30, 2008, no Seller Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $50,000 and any amounts, whether or not in excess of $50,000 that, in the aggregate, exceed $100,000.  Except (x) as reflected in the Seller’s balance sheet at June 30, 2008 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority) or (y) for liabilities incurred in the ordinary course of business since June 30, 2008 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, neither the Seller nor any of its Subsidiaries has any Material Liabilities or obligations of any nature.

4.7  Absence of Certain Changes or Events.

Except as disclosed in Seller Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 4.7 of the Seller Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Seller

Material Adverse Effect, (ii)  none of Seller Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of the Seller provided in this Agreement, and (iii) since December 31, 2007, Seller Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

4.8  Tax Matters.

(a)   All Seller Entities have timely filed with the appropriate Taxing Authorities, all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects.  None of Seller Entities is the beneficiary of any extension of time within which to file any Tax Return.  All Taxes of Seller Entities (whether or not shown on any Tax Return) have been fully and timely paid.  There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any Seller Entity.  No claim has ever been made by an authority in a jurisdiction where any Seller Entity does not file a Tax Return that such Seller Entity may be subject to Taxes by that jurisdiction.

(b)   None of Seller Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits, or examinations regarding any Taxes of any Seller Entity or the assets of any Seller Entity.  No officer or employee responsible for Tax matters of any Seller Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed.  No issue has been raised by a Taxing Authority in any prior examination of the Seller which, by application of the same or similar principles, could be expected to result in a deficiency for any subsequent taxable period. None of Seller Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

(c)   Each Seller Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

(d)   The unpaid Taxes of each Seller Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the most recent balance sheet (rather than in any notes thereto) for such Seller Entity and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of Seller Entities in filing their Tax Returns.

(e)   Except as described in Section 4.8(e) of the Seller Disclosure Memorandum, none of Seller Entities is a party to any Tax allocation or sharing agreement and none of Seller Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(f)    During the five-year period ending on the date hereof, none of Seller Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(g)   Except as disclosed in Section 4.8(g) of the Seller Disclosure Memorandum, none of Seller Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code.  None of Seller Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing.  There is no taxable income of the Seller that will be required under applicable tax law to be reported by the Buyer, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date.  Any net operating losses of Seller Entities disclosed in Section 4.8(g) of the Seller Disclosure Memorandum are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or, to the best of Seller’s Knowledge, any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

(h)   Each Seller Entity is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(i)    No Seller Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

(j)    No property owned by any Seller Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(k)   No Seller Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(l)    The Seller has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(m)  No Seller Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

(n)   The Seller has made available to the Buyer complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of Seller Entities relating to the taxable periods since inception and (ii) any audit report issued within the last four years relating to any Taxes due from or with respect to Seller Entities.

(o)   No Seller Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by any Seller Entities, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to Seller Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(p)   No Seller Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

For purposes of this Section 4.8, any reference to the Seller or any Seller Entity shall be deemed to include any Person which merged with or was liquidated into or otherwise combined with the Seller or a Seller Entity.

4.9  Allowance for Loan Losses; Loan and Investment Portfolio, etc.

(a)      The Seller’s allowance for loan, lease, or credit losses (the “Allowance”) shown on the balance sheets of the Seller included in the most recent Seller Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the balance sheets of the Seller included in Seller Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan, lease and securities portfolios (including accrued interest receivables, letters of credit, and commitments to make loans or extend credit), by Seller Entities as of the dates thereof.  Seller Financial Statements fairly present the values of all loans, leases, tangible and intangible assets and liabilities, and any impairments thereof on the bases set forth therein.

(b)     As of the date hereof, all loans, discounts and leases (in which any Seller Entity is lessor) reflected on Seller Financial Statements were in all material respects, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will in all material respects be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof, (b) evidenced by genuine notes, agreements, or other evidences of indebtedness, and (c) to the extent secured, have been secured, to the Knowledge of the Seller, by valid liens and security interests which have been perfected.  Accurate lists of all loans, discounts and financing leases as of July 31, 2008 and on a monthly basis thereafter, and of the investment portfolios of each Seller Entity as of such date, have been and will be made available to the Buyer concurrently with the Seller Disclosure Memorandum.  Except as specifically set forth in Section 4.9(b) of the Seller Disclosure Memorandum, neither the Seller nor the Bank is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) to the Seller’s Knowledge, otherwise in material default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by the Seller or by any applicable Regulatory Authority, (iv) an obligation of any director, executive officer or 10% shareholder of any Seller Entity who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, or (v) in material violation of any Law.

(c)      Section 4.9 of the Seller Disclosure Memorandum includes a listing of all securities owned, of record or beneficially, by any of the Seller Entities as of June 30, 2008. All securities owned, of record or beneficially, by any of the Seller Entities as of the date hereof are held free and clear of all mortgages, liens, pledges, encumbrances or any other restriction or rights of any other person or entity, whether contractual or statutory (other than customary pledges to secure public funds deposits, and sales of securities under agreements to repurchase, entered into by the Seller in the ordinary course of its business with its customers, and restrictions imposed by and the rights of the issuers of such securities), which would materially impair the ability of any of the Seller Entities to dispose freely of any such security and/or otherwise to realize the benefits of ownership at any time. There are no voting trusts or other agreements or undertakings to which any of the Seller Entities is a party with respect to the voting of any such securities.  With respect to all repurchase agreements under which any Seller Entity has “purchased” securities under agreement to resell, it has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed to it which is secured by such collateral. Since June 30, 2008, there has been no material deterioration or adverse change in the quality, or any material decrease in the value, of the Seller Entities securities portfolios as a whole.

4.10               Assets.

(a)      To the Seller’s Knowledge, except as disclosed in Section 4.10 of the Seller Disclosure Memorandum or as disclosed or reserved against in Seller Financial Statements delivered prior to the date of this Agreement, Seller Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets that they own.  In addition, to the Seller’s Knowledge, all tangible properties used in the businesses of Seller Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with the Seller’s past practices.

(b)     All Assets which are material to the Seller’s business, held under leases or subleases by any of Seller Entities, are held under valid Contracts enforceable in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and each such Contract is in full force and effect.

(c)      Seller Entities currently maintain insurance, including bankers’ blanket bonds, with insurers of recognized financial responsibility, in amounts, scope, and coverage that are reasonable and customary for North Carolina community banks with under $750 million in assets.  None of Seller Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, (ii) premium costs with respect to such policies of insurance will be substantially increased, or (iii) similar coverage will be denied or limited or not extended or renewed with respect to any Seller Entity, any act or occurrence, or that any Asset, officer, director, employee or agent of any Seller Entity will not be covered by such insurance or bond.  There are presently no claims for amounts exceeding $25,000 individually or in the aggregate pending under such policies of insurance or bonds, and no notices of claims in excess of such amount have been given by any Seller Entity under such policies.  The Seller has made no claims, and no claims are contemplated to be made, under its directors’ and officers’ errors and omissions or bankers’ blanket bond.

(d)     The Assets of Seller Entities include all Assets required by Seller Entities to operate the business of Seller Entities as presently conducted.

4.11               Intellectual Property.

Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, each Seller Entity owns or has a license to use all of the Intellectual Property used by such Seller Entity in the course of its business, including sufficient rights in each copy possessed by each Seller Entity.  Each Seller Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Seller Entity in connection with such Seller Entity’s business operations, and such Seller Entity has the right to convey by sale or license any Intellectual Property so conveyed.  To Seller’s Knowledge, no Seller Entity is in Default under any of its Intellectual Property licenses.  To the Seller’s Knowledge, no proceedings have been instituted, or are pending or to the Knowledge of the Seller threatened, which challenge the rights of any Seller Entity with respect to Intellectual Property used, sold, or licensed by such Seller Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property.  To the Seller’s Knowledge, the conduct of the business of Seller Entities does not infringe any Intellectual Property of any other person.  Except as disclosed in Section 4.11 of the

Seller Disclosure Memorandum, no Seller Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.  Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, the Seller does not have any Contracts with its directors, officers, or employees which require such officer, director, or employee to assign any interest in any Intellectual Property to a Seller Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Seller Entity, and to the Seller’s Knowledge, no such officer, director, or employee is party to any Contract with any Person other than a Seller Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Seller Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Seller Entity.  To the Seller’s Knowledge, no officer, director, or employee of any Seller Entity is party to any confidentiality, non-solicitation, non-competition, or other Contract for the benefit of any Person other than a Seller Entity which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any Seller Entity.

4.12               Environmental Matters.

(a)      The Seller has delivered, or caused to be delivered or made available to the Buyer, true and complete copies of, all environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot or other improvement, and other environmental reports and studies in the possession of any Seller Entity relating to its Participation Facilities and Operating Properties.  To the Seller’s Knowledge, there are no material violations of Environmental Laws on properties that secure loans made by the Seller or Bank.

(b)     To the Seller’s Knowledge, each Seller Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect.

(c)      There is no Litigation pending, and to the Seller’s Knowledge there is no environmental enforcement action, investigation, or litigation threatened before any Governmental Authority or other forum in which any Seller Entity or any of its Operating Properties or Participation Facilities (or the Seller in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Seller Entity or any of its Operating Properties or Participation Facilities.

(d)     During the period of (i) any Seller Entity’s ownership or operation of any of their respective current properties, (ii) any Seller Entity’s participation in the management of any Participation Facility, or (iii) any Seller Entity’s holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties.  Prior to the period of (i) any Seller Entity’s ownership or operation of any of their respective current properties, (ii) any Seller Entity’s participation in the management of any Participation Facility, or (iii) any Seller Entity’s holding of a security interest in any Operating Property, to the Seller’s Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property.  During and prior to the period of (i) the Seller Entity’s ownership or operation of any of their respective current properties, (ii) any Seller Entity’s participation in the management of any Participation Facility, or (iii) any Seller Entity’s holding of a security interest in any Operating Property, there have been no violations of any Environmental Laws, including but not limited to unauthorized alterations of wetlands.

4.13               Compliance with Laws.

(a)      The Seller is a bank holding company duly registered and in good standing as such with the Federal Reserve.

(b)   Compliance with Permits, Laws and Orders.

(i)    To the Seller’s Knowledge, each of Seller Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)   To the Seller’s Knowledge, none of Seller Entities is in Default under any Laws or Orders applicable to its business or employees conducting its business.

(iii)  None of Seller Entities has received any notification or communication from any Governmental Authority (A) asserting that the Seller or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring the Seller or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its board of directors or similar undertaking.

(iv)  There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of the Seller or any of its Subsidiaries, (B) are no notices or correspondence received by the Seller with respect to formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to the Seller’s or any of the Seller’s Subsidiaries’ business, operations, policies, or procedures since its inception, and (C) is not any pending or, to the Seller’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.

(v)   None of the Seller Entities nor any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

(vi)  Each Seller Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Seller Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. § 353.3.

4.14               Labor Relations.

(a)      No Seller Entity is the subject of any Litigation asserting that it or any other Seller Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Seller Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Seller Entity party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to the Seller’s relationship or dealings with its employees, any labor organization or any other employee representative.  There is no strike, slowdown, lockout, or other job action or labor dispute involving any Seller Entity pending or threatened and there have been no such actions or disputes in the past five years.  To the Seller’s Knowledge, there has not been any attempt by any Seller Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Seller Entity.  Except as disclosed in Section 4.14 of the Seller Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Seller Entity is terminable at will by the relevant Seller Entity without (i) any penalty, liability, or severance obligation incurred by any Seller Entity, (ii) and in all cases without prior consent by any Governmental Authority.  No Seller Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments, or severance obligations except as disclosed in Section 4.14 of the Seller Disclosure Memorandum.

(b)     To the Seller’s Knowledge, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(c)      No Seller Entity has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Seller Entity; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Seller Entity; and no Seller Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.  None of any Seller Entity’s employees has suffered an “employment loss” (as defined in the WARN Act) since six months prior to the Closing Date.

(d)     Section 4.14 of the Seller Disclosure Memorandum contains a list of all independent contractors of each Seller Entity (separately listed by Seller Entity) and each such Person meets the standard for an independent contractor under all Laws (including Treasury Regulations under the Code and federal and state labor and employment Laws) and no such Person is an employee of any Seller Entity under any applicable Law.

4.15               Employee Benefit Plans.

(a)      The Seller has disclosed in Section 4.15 of the Seller Disclosure Memorandum, and has delivered or made available to the Buyer prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Seller Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (each, a “Seller Benefit Plan,” and collectively, the “Seller Benefit Plans”) and (ii) a list of each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which any Seller Entity or ERISA Affiliate has or reasonably could have any obligation or Liability.  Any of the Seller Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Seller ERISA Plan.”  Each Seller ERISA Plan which is also a “defined benefit plan” (as defined in Code Section 414(j)) is referred to herein as a “Seller Pension Plan,” and is identified as such in Section 4.15 of the Seller Disclosure Memorandum.

(b)     The Seller has delivered or made available to the Buyer prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the

Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

(c)      Each Seller Benefit Plan is in material compliance with the terms of such Seller Benefit Plan, in material compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in material compliance with any other applicable Laws.  Each Seller ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS that is still in effect and applies to the Seller ERISA Plan as amended and as administered or, within the time permitted under Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Seller ERISA Plan as amended and as administered.  The Seller is not aware of any circumstances likely to result in revocation of any such favorable determination letter.  The Seller has not received any communication (written or unwritten) from any Governmental Authority questioning or challenging the compliance of any Seller Benefit Plan with applicable Laws.  No Seller Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination by any Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws.

(d)     There has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of the Seller which is not in accordance with the written or otherwise preexisting terms and provisions of such plans.  To the Seller’s Knowledge, neither the Seller nor any administrator or fiduciary of any Seller Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject the Seller or the Buyer to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA.  To the Seller’s Knowledge, there are no unresolved claims or disputes under the terms of, or in connection with, the Seller Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any Seller Benefit Plan.

(e)      All Seller Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Seller Benefit Plans are correct and complete in all material respects, have been timely filed with the IRS or the DOL, and distributed to participants of the Seller Benefit Plans (as required by Law), and there have been no changes in the information set forth therein.

(f)      To the Seller’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Seller Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

(g)     No Seller Entity has, or ever has had, a Seller Pension Plan, or any plan that is or was subject to Code Section 412 or ERISA Section 302 or Title IV of ERISA.  There is no Lien nor is there expected to be a Lien under Code Section 412(n) or ERISA Section 302(f) or Tax under Code Section 4971 applicable to any Seller Entity or any Seller Entity’s Assets.  Neither the Seller nor any of its ERISA Affiliates is subject to or can reasonably be expected to become subject to a Lien under Code Section 401(a)(29).  All premiums required to be paid under ERISA Section 4006, if any, have been timely paid by the Seller and by its ERISA Affiliates.

(h)     No Liability under Title IV of ERISA has been or is expected to be incurred by the Seller or its ERISA Affiliates and no event has occurred that could reasonably result in Liability under Title IV of

ERISA being incurred by the Seller or its ERISA Affiliates with respect to any ongoing, frozen, terminated, or other single-employer plan of the Seller or the single-employer plan of any ERISA Affiliate.  There has been no “reportable event,” within the meaning of ERISA Section 4043, for which the 30-day reporting requirement has not been waived by any ongoing, frozen, terminated or other single employer plan of the Seller or of an ERISA Affiliate.

(i)       Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, no Seller Entity has any Liability for retiree health or life benefits under any of the Seller Benefit Plans, or other plan or arrangement, and there are no restrictions on the rights of such Seller Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder except to the extent required under Part 6 of Title I of ERISA or Code Section 4980B.  No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Seller Benefit Plan, or other plan or arrangement, and no circumstance exists which could give rise to such Taxes.

(j)       Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Seller Entity from any Seller Entity under any Seller Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Seller Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, or any benefit under any life insurance owned by any Seller Entity or the rights of any Seller Entity in, to or under any insurance on the life of any current or former officer, director, or employee of any Seller Entity, or change any rights or obligations of any Seller Entity with respect to such insurance.

(k)      Section 4.15 of the Seller Disclosure Memorandum sets forth the following:  (A) the maximum amount of all payments and benefits to which each individual set forth on such Seller Disclosure Memorandum is entitled to receive, pursuant to all employment, salary continuation, bonus, change in control, and all other agreements, plans and arrangements, in connection with a termination of employment before or following, or otherwise in connection with or contingent upon, the transactions contemplated under this Agreement (each such total amount in respect of each such individual, the “Change in Control Benefit”), other than the payment any such individual shall otherwise be entitled to receive as a gross-up payment in respect of any excise tax imposed on the individual pursuant to Section 4999 of the Code as calculated pursuant to the applicable agreement (each such payment, a “Gross-Up Payment”); (B) the amount of any Gross-Up Payment payable to each such individual; and (C) the maximum aggregate amount of all Change in Control Benefits and Gross-Up Payments.

(l)       Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, no Seller Benefit Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.  The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Seller Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on Seller Financial Statements to the extent required by and in accordance with GAAP.

(m)     Each Seller Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated in compliance with Section 409A of the Code and the guidance issued by the IRS with respect to such plans or is not required to comply therewith due to its grandfathered status under Section 409A of the Code.

(n)     All individuals who render services to any Seller Entity and who are authorized to participate in a Seller Benefit Plan pursuant to the terms of such Seller Benefit Plan are in fact eligible to and authorized to participate in such Seller Benefit Plan.

(o)     Neither the Seller nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)).

(p)     Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, there are no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned, corporate-owned split dollar life insurance, other life insurance, or similar arrangement or Contract, and the Successor Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such life insurance Contracts as the Seller presently holds.  Each Seller Entity will, upon the execution and delivery of this Agreement, and will continue to have, notwithstanding this Agreement or the consummation of the transaction contemplated hereby, all ownership rights and interest in all corporate or bank-owned life insurance.

4.16               Material Contracts.

(a)      Except as disclosed in Section 4.16 of the Seller Disclosure Memorandum or otherwise reflected in Seller Financial Statements, none of Seller Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $25,000, (ii) any Contract relating to the borrowing of money by any Seller Entity or the guarantee by any Seller Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of the Seller’s business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of the Seller’s business), (iii) any Contract which prohibits or restricts any Seller Entity or any personnel of a Seller Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or “shrink-wrap” software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Seller Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract or series of contracts not in excess of $25,000), (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet, and (viii) any other Contract that would be required to be filed as an exhibit to a Form 10-K filed by the Seller as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act (together with all Contracts referred to in Sections 4.11 and 4.15(a), the “Seller Contracts” ).

(b)     With respect to each Seller Contract and except as disclosed in Section 4.16(b) of the Seller Disclosure Memorandum:  (i) the Contract is in full force and effect; (ii) no Seller Entity is in Default thereunder; (iii) no Seller Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is, to the Seller’s Knowledge, in Default in any respect or has repudiated or waived any material provision thereunder; and (v) no consent which has not been or will not be obtained is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby.  Section 4.16(b) of the Seller Disclosure Memorandum lists every Consent required by any Contract involving an amount in excess of $50,000.  All of the indebtedness of any Seller Entity for money borrowed is prepayable at any time by such Seller Entity without penalty, premium or charge, except as specified in Section 4.16(b) of the Seller Disclosure Memorandum.

4.17               Privacy of Customer Information.

(a)   Each Seller Entity is the sole owner of all individually identifiable personal information relating to an identifiable or identified natural person (“IIPI”), relating to customers, former customers, and prospective customers that will be transferred to the Buyer and Buyer Entities pursuant to this Agreement.

(b)   Each Seller Entity’s collection and use of such IIPI, the transfer of such IIPI to the Buyer and Buyer Entities, and the use of such IIPI by Buyer Entities as contemplated by this Agreement, complies with the Seller’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, and all other applicable privacy Laws, and any Seller Entity Contract and industry standards relating to privacy.

4.18               Legal Proceedings.

Except as disclosed in Section 4.18 of the Seller Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of the Seller, threatened (or unasserted but considered probable of assertion) against any Seller Entity, or to the Seller’s Knowledge, against any director, officer, employee, or agent of any Seller Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of a Seller Entity or Employee Benefit Plan of any Seller Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Seller Entity.  No claim for indemnity has been made or, to the Seller’s Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any Seller Entity and to the Seller’s Knowledge, no basis for any such claim exists.

4.19               Reports.

Except as disclosed in Section 4.19 of the Seller Disclosure Memorandum, since July 1, 2003, each Seller Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities.  As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws.  As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing provisions of this Section 4.19, Seller Entities may have made immaterial late filings, which are disclosed in Section 4.19 of the Seller Disclosure Memorandum.

4.20               Books and Records.

The Seller and each Seller Entity maintains accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Seller and to maintain accountability for the Seller’s consolidated Assets; (c) access to the Seller’s Assets is permitted only in accordance with management’s authorization; (d) the reporting of the Seller’s Assets is compared with existing Assets at regular intervals; and (e) accounts, notes, and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

4.21               Loans to Executive Officers and Directors.

Except as disclosed in Section 4.21 of the Seller Disclosure Memorandum, the Seller has not, since its inception, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Seller, except as permitted by Section 13(k) of the Exchange Act and Federal Reserve Regulation O.  Section 4.21 of the Seller Disclosure Memorandum identifies any loan or extension of credit maintained by the Seller after January 1, 2003 to which the second sentence of Section 13(k)(1) of the Exchange Act applies or would apply if the Seller were subject to such Section.

4.22               Certain Actions.

No Seller Entity or, to the Seller’s Knowledge, any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b).

4.23               State Takeover Laws.

Except as disclosed in Section 4.23 of the Seller Disclosure Memorandum, each Seller Entity has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws, (collectively, “Takeover Laws”).

4.24               Brokers and Finders; Opinion of Financial Advisor.

Except for Seller Financial Advisor, neither the Seller nor its Subsidiaries, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder’s or other such fees in connection with this Agreement or the transactions contemplated hereby.  The Seller has received the written opinion of Seller Financial Advisor, dated the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of Seller Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been or will be delivered to the Buyer.

4.25               Board Recommendation.

The board of directors of the Seller, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, taken together, are fair to and in the best interests of the Seller’s shareholders and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Seller Common Stock approve this Agreement, the Merger, and the related transactions and to call and hold a meeting of the Seller’s shareholders to consider this Agreement, the Merger, and the related transactions.

4.26               Statements True and Correct.

(a)      No statement, certificate, instrument, or other writing furnished or to be furnished by any Seller Entity or any Affiliate thereof to the Buyer pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)     None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by the Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in any Joint Proxy Statement/Prospectus to be mailed to the Seller’s and the Buyer’s shareholders in connection with the Seller’s and Buyer’s Shareholders’ Meetings, and any other documents to be filed by any Seller Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement/Prospectus, when first mailed to the shareholders of the Seller be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Seller’s Shareholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Seller’s Shareholders’ Meeting.

(c)      All documents that any Seller Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

4.27               Delivery of Seller Disclosure Memorandum.

The Seller has delivered to the Buyer a complete Seller Disclosure Memorandum.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

The Buyer represents and warrants to the Seller, except as set forth on the Buyer Disclosure Memorandum with respect to each such Section below, as follows:

5.1 Organization, Standing, and Power.

The Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of North Carolina and is a bank holding company within the meaning of the BHCA.  Yadkin Valley Bank and Trust Company is a banking corporation duly registered, validly existing and in good standing under the laws of the State of North Carolina.  Each of the Buyer and Yadkin Valley Bank and Trust Company has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets.  Each of the Buyer and Yadkin Valley Bank and Trust Company is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Yadkin Valley Bank and Trust Company is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by Yadkin Valley Bank and Trust Company are insured, up to the applicable limits, by the FDIC’s Deposit Insurance Fund.

5.2 Authority of Buyer; No Breach By Agreement.

(a)      The Buyer has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of the Merger, as required by Sections 8.1(b) and 8.1(c) and by the Buyer’s shareholders in accordance with this Agreement and the NCBCA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Buyer, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of the Buyer Common Stock, which is the only Buyer shareholder vote required for approval of this Agreement and consummation of the Merger.  Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and receipt of such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)     Neither the execution and delivery of this Agreement by the Buyer, nor the consummation by the Buyer and Yadkin Valley Bank and Trust Company of the transactions contemplated hereby, nor compliance by the Buyer and Yadkin Valley Bank and Trust Company with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Buyer’s articles of incorporation or bylaws or the articles of incorporation or bylaws of Yadkin Valley Bank and Trust Company or any resolution adopted by the board of directors or the shareholders of any Buyer Entity, or (ii) except as disclosed in Section 5.2 of the Buyer Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Entity under, any Contract or Permit of any Buyer Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b) and (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets (including any Buyer Entity or any Buyer Entity becoming subject to or liable for the payment of any Tax on any of the Assets owned by any Buyer Entity or any Buyer Entity being reassessed or revalued by any Regulatory Authority).

  (c)      Other than in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any Governmental Authority is necessary for the consummation by the Buyer of the Merger and the other transactions contemplated in this Agreement.

5.3  Capital Stock.

(a)      The authorized capital stock of the Buyer consists of 20,000,000 shares of the Buyer Common Stock, of which 11,531,919 shares are issued and outstanding as of the date of this Agreement, 482,165 shares are reserved for issuance pursuant to outstanding Buyer Options, and 1,000,000 shares of the Buyer preferred stock, of which no shares are issued and outstanding as of the date of this Agreement.  All of the issued and outstanding shares of capital stock of the Buyer are duly and validly issued and outstanding and are fully paid and nonassessable.  None of the outstanding shares of capital stock of the Buyer has been issued in violation of any preemptive rights of the current or past shareholders of the Buyer.

(b)     Except as specifically set forth in this Section 5.3, there are no shares of the Buyer capital stock or other equity securities of the Buyer outstanding and there are no outstanding Rights with respect to any the Seller securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange or issuance of any securities of the Buyer.

5.4  Buyer Subsidiaries.

The Buyer has no Subsidiaries except as set forth in Section 5.4 of the Buyer Disclosure Memorandum and the Buyer owns all of the equity interests in each of its Subsidiaries.  No capital stock (or other equity interest) of any such Subsidiary is or may become required to be issued (other than to another Buyer Entity) by reason of any Rights, and there are no Contracts by which any such Subsidiary is bound to issue (other than to another Buyer Entity) additional shares of its capital stock (or other equity interests) or Rights or by which any Buyer Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any such Subsidiary (other than to another Buyer Entity).  There are no Contracts relating to the rights of any Buyer Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any such Subsidiary.  All of the shares of capital stock (or other equity interests) of each Subsidiary are fully paid and nonassessable and are owned directly or indirectly by the Buyer free and clear of any Lien (except, in the case of Yadkin Valley Bank and Trust Company, to the extent provided in Section 53- 42 of the North Carolina General Statutes).  Each Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

5.5  Exchange Act Filings; Securities Offerings; Financial Statements.

(a)      Except as disclosed in Section 5.5 of the Buyer Disclosure Memorandum, the Buyer has timely filed and made available to the Seller all Exchange Act Documents required to be filed by the Buyer since January 1, 2003 (the “the Buyer Exchange Act Reports”).  The Buyer Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer Exchange Act Reports or necessary in order to make the statements in such Buyer Exchange Act Reports not misleading.  Each offering or sale of securities by the Buyer (i) was either registered under the Securities Act or made pursuant to a valid exemption from registration, (ii) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial late “blue sky” filings, including disclosure and broker/dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents not misleading.  The Buyer’s principal executive officer and principal financial officer have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to the Buyer Exchange Act Reports to the extent such rules or regulations applied at the time of the filing.  For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes–Oxley Act.  Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Buyer nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, content, form, or manner of filing or submission of such certifications.  No Buyer Subsidiary is required to file any Exchange Act Documents.

(b)     Each of the Buyer Financial Statements (including, in each case, any related notes) that are contained in the Buyer Exchange Act Reports, including any Seller Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the Exchange Act, was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), fairly presented the consolidated financial position of the Buyer and Yadkin Valley Bank and Trust Company as of the respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect, and were certified to the extent required by the Sarbanes-Oxley Act.

(c)      The Buyer’s independent public accountants, which have expressed their opinion with respect to the Financial Statements of the Buyer and its Subsidiaries whether or not included in the Buyer’s Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (y) “independent” with respect to the Buyer within the meaning of Regulation S-X, and (z) with respect to the Buyer, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws.  Section 5.5(c) of the Buyer Disclosure Memorandum lists all non-audit services performed by the Buyer’s independent public accountants for the Buyer or Yadkin Valley Bank and Trust Company.

(d)   The Buyer maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information relating to the Buyer and its Subsidiaries is made known on a timely basis to the Buyer’s principal executive officer and the Buyer’s principal financial officer.

5.6  Absence of Undisclosed Liabilities.

No Buyer Entity has any Liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, except Liabilities which are (i) accrued or reserved against in the consolidated balance sheet of the Buyer as of June 30, 2008, included in the Buyer Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement.  Section 5.6 of the Buyer Disclosure Memorandum lists, and the Buyer has attached and delivered to the Seller copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K of the Exchange Act) effected by the Buyer or its Subsidiaries other than letters of credit and unfunded loan commitments or credit lines.  Except as disclosed in Section 5.6 of the Buyer Disclosure Memorandum or as reflected on the Buyer’s balance sheet at June 30, 2008, no Buyer Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $50,000 and any amounts, whether or not in excess of $50,000 that, in the aggregate, exceed $100,000.  Except (x) as reflected in the Buyer’s balance sheet at June 30, 2008 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority) or (y) for liabilities incurred in the ordinary course of business since June 30, 2008 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, neither the Buyer nor any of its Subsidiaries has any Material Liabilities or obligations of any nature.

5.7  Absence of Certain Changes or Events.

Except as disclosed in the Buyer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the Buyer Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Buyer

Material Adverse Effect, (ii)  none of the Buyer Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of the Buyer provided in this Agreement, and (iii) since December 31, 2007, the Buyer Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

5.8  Tax Matters.

(a)   All Buyer Entities have timely filed with the appropriate Taxing Authorities, all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects.  None of the Buyer Entities is the beneficiary of any extension of time within which to file any Tax Return.  All Taxes of the Buyer Entities (whether or not shown on any Tax Return) have been fully and timely paid.  There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any Buyer Entity.  No claim has ever been made by an authority in a jurisdiction where any Buyer Entity does not file a Tax Return that such Buyer Entity may be subject to Taxes by that jurisdiction.

(b)   None of the Buyer Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits, or examinations regarding any Taxes of any Buyer Entity or the assets of any Buyer Entity.  No officer or employee responsible for Tax matters of any Buyer Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed.  No issue has been raised by a Taxing Authority in any prior examination of the Buyer which, by application of the same or similar principles, could be expected to result in a deficiency for any subsequent taxable period. None of the Buyer Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

(c)   Each Buyer Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

(d)   The unpaid Taxes of each Buyer Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the most recent balance sheet (rather than in any notes thereto) for such Buyer Entity and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Buyer Entities in filing their Tax Returns.

(e)   Except as described in Section 5.8(e) of the Buyer Disclosure Memorandum, none of the Buyer Entities is a party to any Tax allocation or sharing agreement and none of the Buyer Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(f)    During the five-year period ending on the date hereof, none of the Buyer Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(g)   Except as disclosed in Section 5.8(g) of the Buyer Disclosure Memorandum, none of the Buyer Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code.  None of the Buyer Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing.  There is no taxable income of the Buyer that will be required under applicable tax law to be reported by the Buyer, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date.  Any net operating losses of the Buyer Entities disclosed in Section 5.8(g) of the Buyer Disclosure Memorandum are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code, to the best of the Buyer’s knowledge, or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

(h)   Each Buyer Entity is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(i)    No Buyer Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

(j)    No property owned by any Buyer Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(k)   No Buyer Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(l)    The Buyer has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(m)  No Buyer Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

(n)   The Buyer has made available to the Seller complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the Buyer Entities relating to the taxable periods since inception and (ii) any audit report issued within the last four years relating to any Taxes due from or with respect to the Buyer Entities.

(o)   No Buyer Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by any Buyer Entities, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Buyer Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(p)   No Buyer Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

 (q)  For purposes of this Section 5.8, any reference to the Buyer or any Buyer Entity shall be deemed to include any Person which merged with or was liquidated into or otherwise combined with the Buyer or a Buyer Entity.

5.9  Allowance for Loan Losses; Loan and Investment Portfolio, etc.

(a)      The Buyer’s Allowance shown on the balance sheets of the Buyer included in the most recent the Buyer Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the balance sheets of the Buyer included in the Buyer Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan, lease and securities portfolios (including accrued interest receivables, letters of credit, and commitments to make loans or extend credit), by the Buyer Entities as of the dates thereof.  The Buyer Financial Statements fairly present the values of all loans, leases, tangible and intangible assets and liabilities, and any impairments thereof on the bases set forth therein.

(b)     As of the date hereof, all loans, discounts and leases (in which any Buyer Entity is lessor) reflected on the Buyer Financial Statements were in all material respects, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will in all material respects, be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof, (b) evidenced by genuine notes, agreements, or other evidences of indebtedness, and (c) to the extent secured, have been secured, to the Knowledge of the Buyer, by valid liens and security interests which have been perfected.  Accurate lists of all loans, discounts and financing leases as of July 31, 2008 and on a monthly basis thereafter, and of the investment portfolios of each Buyer Entity as of such date, have been and will be made available to the Seller concurrently with the Buyer Disclosure Memorandum.  Except as specifically set forth in Section 5.9(b) of the Buyer Disclosure Memorandum, neither the Buyer nor Yadkin Valley Bank and Trust Company is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) to the Buyer’s Knowledge, otherwise in material default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by the Buyer or by any applicable Regulatory Authority, (iv) an obligation of any director, executive officer or 10% shareholder of any Buyer Entity who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, or (v) in material violation of any Law.

(c)      Section 5.9 of the Buyer Disclosure Memorandum includes a listing of all securities owned, of record or beneficially, by any of the Buyer Entities as of June 30, 2008. All securities owned, of record or beneficially, by any of the Buyer Entities as of the date hereof are held free and clear of all mortgages, liens, pledges, encumbrances or any other restriction or rights of any other person or entity, whether contractual or statutory (other than customary pledges to secure public funds deposits, and sales of securities under agreements to repurchase, entered into by the Buyer in the ordinary course of its business with its customers, and restrictions imposed by and the rights of the issuers of such securities), which would materially impair the ability of any of the Buyer Entities to dispose freely of any such security and/or otherwise to realize the benefits of ownership at any time. There are no voting trusts or other agreements or undertakings to which any of the Buyer Entities is a party with respect to the voting of any such securities.  With respect to all repurchase agreements under which any Buyer Entity has “purchased” securities under agreement to resell, it has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed to it which is secured by such collateral. Since June 30, 2008, there has been no material deterioration or adverse change in the quality, or any material decrease in the value, of the Buyer Entities securities portfolios as a whole.

5.10               Assets.

(a)      To the Buyer’s Knowledge, except as disclosed in Section 5.10 of the Buyer Disclosure Memorandum or as disclosed or reserved against in the Buyer Financial Statements delivered prior to the date of this Agreement, the Buyer Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets that they own.  In addition, to the Buyer’s Knowledge, all tangible properties used in the businesses of the Buyer Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with the Buyer’s past practices.

(b)     All Assets which are material to the Buyer’s business, held under leases or subleases by any of Buyer Entities, are held under valid Contracts enforceable in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and each such Contract is in full force and effect.

(c)      The Buyer Entities currently maintain insurance, including bankers’ blanket bonds, with insurers of recognized financial responsibility, similar in amounts, scope, and coverage to that maintained by other peer organizations.  None of the Buyer Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, (ii) premium costs with respect to such policies of insurance will be substantially increased, or (iii) similar coverage will be denied or limited or not extended or renewed with respect to any Buyer Entity, any act or occurrence, or that any Asset, officer, director, employee or agent of any Buyer Entity will not be covered by such insurance or bond.  There are presently no claims for amounts exceeding $25,000 individually or in the aggregate pending under such policies of insurance or bonds, and no notices of claims in excess of such amount have been given by any Buyer Entity under such policies.  The Buyer has made no claims, and no claims are contemplated to be made, under its directors’ and officers’ errors and omissions or bankers’ blanket bond.

(d)     The Assets of the Buyer Entities include all Assets required by the Buyer Entities to operate the business of the Buyer Entities as presently conducted.

5.11               Intellectual Property.

Except as disclosed in Section 5.11 of the Buyer Disclosure Memorandum, each Buyer Entity owns or has a license to use all of the Intellectual Property used by such Buyer Entity in the course of its business, including sufficient rights in each copy possessed by each Buyer Entity.  Each Buyer Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Buyer Entity in connection with such Buyer Entity’s business operations, and such Buyer Entity has the right to convey by sale or license any Intellectual Property so conveyed.  To Buyer’s Knowledge, no Buyer Entity is in Default under any of its Intellectual Property licenses.  To the Buyer’s Knowledge, no proceedings have been instituted, or are pending or to the Knowledge of the Buyer threatened, which challenge the rights of any Buyer Entity with respect to Intellectual Property used, sold, or licensed by such Buyer Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property.  To the Buyer’s Knowledge, the conduct of the business of the Buyer Entities does not infringe any Intellectual Property of any other person.  Except as disclosed in Section

5.11 of the Buyer Disclosure Memorandum, no Buyer Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.  Except as disclosed in Section 5.11 of the Buyer Disclosure Memorandum, the Buyer does not have any Contracts with its directors, officers, or employees which require such officer, director, or employee to assign any interest in any Intellectual Property to a the Buyer Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Buyer Entity, and to the Buyer’s Knowledge, no such officer, director, or employee is party to any Contract with any Person other than a Buyer Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Buyer Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Buyer Entity.  To the Buyer’s Knowledge, no officer, director, or employee of any Buyer Entity is party to any confidentiality, non-solicitation, non-competition, or other Contract for the benefit of any Person other than a Buyer Entity which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any Buyer Entity.

5.12               Environmental Matters.

(a)      The Buyer has delivered, or caused to be delivered or made available to the Seller, true and complete copies of, all environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot or other improvement, and other environmental reports and studies in the possession of any Buyer Entity relating to its Participation Facilities and Operating Properties.  To the Buyer’s Knowledge, there are no material violations of Environmental Laws on properties that secure loans made by the Buyer or Yadkin Valley Bank and Trust Company.

(b)     To the Buyer’s Knowledge, each Buyer Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(c)      There is no Litigation pending, and to the Buyer’s Knowledge there is no environmental enforcement action, investigation, or litigation threatened before any Governmental Authority or other forum in which any Buyer Entity or any of its Operating Properties or Participation Facilities (or the Buyer in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Buyer Entity or any of its Operating Properties or Participation Facilities.

(d)     During the period of (i) any Buyer Entity’s ownership or operation of any of their respective current properties, (ii) any Buyer Entity’s participation in the management of any Participation Facility, or (iii) any Buyer Entity’s holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties.  Prior to the period of (i) any Buyer Entity’s ownership or operation of any of their respective current properties, (ii) any Buyer Entity’s participation in the management of any Participation Facility, or (iii) any Buyer Entity’s holding of a security interest in any Operating Property, to the Buyer’s Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property.  During and prior to the period of (i) the Buyer Entity’s ownership or operation of any of their respective current properties, (ii) any Buyer Entity’s participation in the management of any Participation Facility, or (iii) any Buyer Entity’s holding of a security interest in any Operating Property, there have been no violations of any Environmental Laws, including but not limited to unauthorized alterations of wetlands.

5.13               Compliance with Laws.

The Buyer is a bank holding company duly registered and in good standing as such with the Federal Reserve.

(a)  Compliance with Permits, Laws and Orders.

(i)    To the Buyer’s Knowledge, each of the Buyer Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)   To the Buyer’s Knowledge, none of the Buyer Entities is in Default under any Laws or Orders applicable to its business or employees conducting its business.

(iii)  None of the Buyer Entities has received any notification or communication from any Governmental Authority (A) asserting that the Buyer or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring the Buyer or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its board of directors or similar undertaking.

(iv)  There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of the Buyer or any of its Subsidiaries, (B) are no notices or correspondence received by the Buyer with respect to formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to the Buyer’s or any of the Buyer’s Subsidiaries’ business, operations, policies, or procedures since its inception, and (C) is not any pending or, to the Buyer’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.

(v)   None of the Buyer Entities nor any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

(vi)  Each Buyer Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Buyer Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. § 353.3.

5.14               Labor Relations.

(a)      No Buyer Entity is the subject of any Litigation asserting that it or any other Buyer Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Buyer Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Buyer Entity party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to the Buyer’s relationship or dealings with its employees, any labor organization or any other employee representative.  There is no strike, slowdown, lockout, or other job action or labor dispute involving any Buyer Entity pending or threatened and there have been no such actions or disputes in the past five years.  To the Buyer’s Knowledge, there has not been any attempt by any Buyer Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Buyer Entity.  Except as disclosed in Section 5.14 of the Buyer Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Buyer Entity is terminable at will by the relevant Buyer Entity without (i) any penalty, liability, or severance obligation incurred by any Buyer Entity, (ii) and in all cases without prior consent by any Governmental Authority.  No Buyer Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments, or severance obligations except as disclosed in Section 5.14 of the Buyer Disclosure Memorandum.

(b)     To the Buyer’s Knowledge, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(c)      No Buyer Entity has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Buyer Entity; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Buyer Entity; and no Buyer Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.  None of any Buyer Entity’s employees has suffered an “employment loss” (as defined in the WARN Act) since six months prior to the Closing Date.

5.15               Employee Benefit Plans.

(a)      The Buyer has disclosed in Section 5.15 of the Buyer Disclosure Memorandum, and has delivered or made available to the Seller prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Buyer Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (each, a “Buyer Benefit Plan,” and collectively, the “Buyer Benefit Plans”) and (ii) a list of each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which any Buyer Entity or ERISA Affiliate has or reasonably could have any obligation or Liability.  Any of the Buyer Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Seller ERISA Plan.”  Each Buyer ERISA Plan which is also a “defined benefit plan” (as defined in Code Section 414(j)) is referred to herein as a “Buyer Pension Plan,” and is identified as such in Section 5.15 of the Buyer Disclosure Memorandum.

(b)     The Buyer has delivered or made available to the Seller prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the IRS, DOL, or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

(c)      Each Buyer Benefit Plan is in material compliance with the terms of such Buyer Benefit Plan, in material compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in material compliance with any other applicable Laws.  Each Buyer ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS that is still in effect and applies to the Buyer ERISA Plan as amended and as administered or, within the time permitted under Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Buyer ERISA Plan as amended and as administered.  The Buyer is not aware of any circumstances likely to result in revocation of any such favorable determination letter.  The Buyer has not received any communication (written or unwritten) from any Governmental Authority questioning or challenging the compliance of any Buyer Benefit Plan with applicable Laws.  No Buyer Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination by any Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws.

(d)     There has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of the Buyer which is not in accordance with the written or otherwise preexisting terms and provisions of such plans.  To the Buyer’s Knowledge, neither the Buyer nor any administrator or fiduciary of any Buyer Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject the Buyer or the Seller to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA.  To the Buyer’s Knowledge, there are no unresolved claims or disputes under the terms of, or in connection with, the Buyer Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any Buyer Benefit Plan.

(e)      All Buyer Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Buyer Benefit Plans are correct and complete in all material respects, have been timely filed with the IRS or the DOL, and distributed to participants of the Buyer Benefit Plans (as required by Law), and there have been no changes in the information set forth therein.

(f)      To the Buyer’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Buyer Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

(g)     No Buyer Entity has, or ever has had, a Buyer Pension Plan, or any plan that is or was subject to Code Section 412 or ERISA Section 302 or Title IV of ERISA.  There is no Lien nor is there expected to be a Lien under Code Section 412(n) or ERISA Section 302(f) or Tax under Code Section 4971 applicable to any Buyer Entity or any Buyer Entity’s Assets.  Neither the Buyer nor any of its ERISA Affiliates is subject to or can reasonably be expected to become subject to a Lien under Code Section 401(a)(29).  All premiums required to be paid under ERISA Section 4006, if any, have been timely paid by the Buyer and by its ERISA Affiliates.

(h)     No Liability under Title IV of ERISA has been or is expected to be incurred by the Buyer or its ERISA Affiliates and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by the Buyer or its ERISA Affiliates with respect to any ongoing, frozen, terminated, or other single-employer plan of the Buyer or the single-employer plan of any ERISA Affiliate.  There has been no “reportable event,” within the meaning of ERISA Section 4043, for which the 30-day reporting requirement has not been waived by any ongoing, frozen, terminated or other single employer plan of the Buyer or of an ERISA Affiliate.

(i)       Except as disclosed in Section 5.15 of the Buyer Disclosure Memorandum, no Buyer Entity has any Liability for retiree health or life benefits under any of the Buyer Benefit Plans, or other plan or arrangement, and there are no restrictions on the rights of such Buyer Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder except to the extent required under Part 6 of Title I of ERISA or Code Section 4980B.  No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Buyer Benefit Plan, or other plan or arrangement, and no circumstance exists which could give rise to such Taxes.

(j)       Except as disclosed in Section 5.15 of the Buyer Disclosure Memorandum, no Buyer Benefit Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.  The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Buyer Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Buyer Financial Statements to the extent required by and in accordance with GAAP.

(k)      Each Buyer Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated in compliance with Section 409A of the Code and the guidance issued by the IRS with respect to such plans or is not required to comply therewith due to its grandfathered status under Section 409A of the Code.

(l)       All individuals who render services to any Buyer Entity and who are authorized to participate in a Buyer Benefit Plan pursuant to the terms of such Buyer Benefit Plan are in fact eligible to and authorized to participate in such Buyer Benefit Plan.

(m)     Neither the Buyer nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)).

5.16                        Material Contracts.

(a)      Except as disclosed in Section 5.16 of the Buyer Disclosure Memorandum or otherwise reflected in Buyer Financial Statements, none of Buyer Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $25,000, (ii) any Contract relating to the borrowing of money by any Buyer Entity or the guarantee by any Buyer Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of the Buyer’s business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of the Buyer’s business), (iii) any Contract which prohibits or restricts any Buyer Entity or any personnel of a Buyer Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or “shrink-wrap” software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Buyer Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract or series of contracts not in excess of $25,000), (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet, and (viii) any other Contract that would be required to be filed as an exhibit to a Form 10-K filed by the Buyer of the date of this Agreement pursuant to the reporting requirements of the Exchange Act (together with all Contracts referred to in Sections 5.11 and 5.15(a), the “Buyer Contracts” ).

(b)     With respect to each Buyer Contract and except as disclosed in Section 5.16(b) of the Buyer Disclosure Memorandum:  (i) the Contract is in full force and effect; (ii) no Buyer Entity is in Default thereunder; (iii) no Buyer Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is, to the Buyer’s Knowledge, in Default in any respect or has repudiated or waived any material provision thereunder; and (v) no consent which has not been or will not be obtained is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby.  Section 5.16(b) of the Buyer Disclosure Memorandum lists every Consent required by any Contract involving an amount in excess of $50,000.  All of the indebtedness of any Buyer Entity for money borrowed is prepayable at any time by such Buyer Entity without penalty, premium or charge, except as specified in Section 5.16(b) of the Buyer Disclosure Memorandum.

5.17               Privacy of Customer Information.

(a)   Each Buyer Entity is the sole owner of all IIPI, relating to customers, former customers, and prospective customers.

(b)   Each Buyer Entity’s collection and use of such IIPI complies with the Buyer’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, and all other applicable privacy Laws, and any Buyer Entity Contract and industry standards relating to privacy.

5.18               Legal Proceedings.

Except as disclosed in Section 5.18 of the Buyer Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of the Buyer, threatened (or unasserted but considered probable of assertion) against any Buyer Entity, or to the Buyer’s Knowledge, against any director, officer, employee, or agent of any Buyer Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of a Buyer Entity or Employee Benefit Plan of any Buyer Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Buyer Entity.  No claim for indemnity has been made or, to the Buyer’s Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any Buyer Entity and to the Buyer’s knowledge, no basis for any such claim exists.

5.19               Reports.

Except as disclosed in Section 5.19 of the Buyer Disclosure Memorandum, since July 1, 2003, each Buyer Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities.  As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws.  As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing provisions of this Section 5.17, Buyer Entities may have made immaterial late filings, which are disclosed in Section 5.17 of the Buyer Disclosure Memorandum.

5.20               Books and Records.

The Buyer and each Buyer Entity maintains accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Buyer and to maintain accountability for the Buyer’s consolidated Assets; (c) access to the Buyer’s Assets is permitted only in accordance with management’s authorization; (d) the reporting of the Buyer’s Assets is compared with existing Assets at regular intervals; and (e) accounts, notes, and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

5.21               Loans to Executive Officers and Directors.

Except as disclosed in Section 5.20 of the Buyer Disclosure Memorandum, the Buyer has not, since its inception, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Buyer, except as permitted by Section 13(k) of the Exchange Act and Federal Reserve Regulation O.  Section 5.19 of the Buyer Disclosure Memorandum identifies any loan or extension of credit maintained by the Buyer after January 1, 2003 to which the second sentence of Section 13(k)(1) of the Exchange Act applies or would apply if the Buyer were subject to such Section.

5.22               Certain Actions.

No Buyer Entity or, to the Buyer’s Knowledge, any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b).

5.23               State Takeover Laws.

Except as disclosed in Section 5.23 of the Buyer Disclosure Memorandum, each Buyer Entity has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Laws.

5.24               Brokers and Finders.

Except for Buyer Financial Advisor, neither the Buyer nor its Subsidiaries, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder’s or other such fees in connection with this Agreement or the transactions contemplated hereby.

5.25               Board Recommendation.

The board of directors of the Buyer, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, taken together, are fair to and in the best interests of the Buyer’s shareholders and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of the Buyer Common Stock approve this Agreement, the Merger, and the related transactions and to call and hold a meeting of the Buyer’s shareholders to consider this Agreement, the Merger, and the related transactions.

5.26               Available Consideration.

The Buyer has available to it, or as of the Effective Time will have available to it, sufficient shares of authorized and unissued Buyer Common Stock and all funds necessary for the issuance and payment of the Merger Consideration and has funds available to it to satisfy its payment obligations under this Agreement.

5.27               Statements True and Correct.

(a)      No statement, certificate, instrument, or other writing furnished or to be furnished by any Buyer Entity or any Affiliate thereof to the Seller pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)     None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by the Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in any Joint Proxy Statement/Prospectus to be mailed to the Seller and the Buyer’s shareholders in connection with the Seller’s and the Buyer’s Shareholders’ Meetings, and any other documents to be filed by any Buyer Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement/Prospectus, when first mailed to the shareholders of the Buyer be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Buyer’s Shareholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Buyer’s Shareholders’ Meeting.

(c)      All documents that any Buyer Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

5.28               Delivery of the Buyer Disclosure Memorandum.

The Buyer has delivered to the Seller a complete Buyer Disclosure Memorandum.

ARTICLE 6
CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1 Affirmative Covenants.

(a)      From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the Buyer shall have been obtained, and except as otherwise expressly contemplated herein, the Seller shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, (iv) use its best efforts to provide all information requested by the Buyer related to loans or other transactions made by the Seller with a value equal to or exceeding $500,000, (v) consult with the Buyer prior to entering into or making any loans or other transactions with a value equal to or exceeding $1,000,000, (vi) consult with the Buyer prior to entering into or making any loans that exceed regulatory loan to value guidelines, and (vii) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(b)     From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the Seller shall have been obtained, and except as otherwise expressly contemplated herein, the Buyer shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, and (iv) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(c)      The Seller and the Buyer each shall, and shall cause each of its Subsidiaries to, cooperate with the other Party and provide all necessary corporate approvals, and cooperate in seeking all approvals of any business combinations of such Seller and its Subsidiaries requested by the Buyer, provided, the effective time of such business combinations is on or after the Effective Time of the Merger.

(d)  Following the Effective Time, the Buyer shall compensate all members of its board of directors appointed pursuant to Section 2.3 in the same manner as every other member of its board of directors.

6.2  Negative Covenants of Seller.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the Buyer shall have been obtained, and except as otherwise expressly contemplated herein, the Seller covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a)      amend the articles of incorporation, bylaws, or other governing instruments of any Seller Entity;

(b)     incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $250,000 except in the ordinary course of the business of any Seller Entity consistent with past practices and that is prepayable without penalty, charge, or other payment (which exception shall include, for Seller Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from a Federal Reserve Bank or a Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities), or impose, or suffer the imposition, on any Asset of any Seller Entity of any Lien or permit any such Lien to exist (other than in connection with public deposits, repurchase agreements, bankers’ acceptances, “treasury tax and loan” accounts established in the ordinary course of the Bank’s business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Seller Disclosure Memorandum);

(c)      repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Seller Entity, or declare or pay any dividend or make any other distribution in respect of the Seller’s capital stock, other than (1) a quarterly cash dividend of no more than $0.05 per share of Seller Common Stock consistent with past practice and (2) dividends from wholly owned Seller Subsidiaries to the Seller;

(d)     issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Seller Common Stock, any other capital stock of any Seller Entity, or any Right, except pursuant to the exercise of Seller Options outstanding as of the date of the Agreement;

(e)      adjust, split, combine, or reclassify any capital stock of any Seller Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Seller Common Stock, or sell, lease, mortgage, or otherwise dispose of (i) any shares of capital stock of any Seller Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration;

(f)      purchase any securities or make any material investment except in the ordinary course of business consistent with past practice, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Seller Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures of loans in the ordinary course of business;

(g)     except as contemplated by this Agreement or as may be required by existing Contract, (i) grant any bonus or increase in compensation or benefits to the employees, officers or directors of any Seller Entity (except in accordance with past practice and as disclosed on Schedule 6.2(g)), (ii) commit or agree to pay any severance or termination pay, or any stay or other bonus to any Seller director, officer or employee, (iii) enter into or amend any severance agreements with officers, employees, directors, independent contractors, or agents of any Seller Entity, (iv) change any fees or other compensation or other benefits to directors of any Seller Entity, or (v) waive any stock repurchase rights, accelerate, amend, or change the period of exercisability of any Rights or restricted stock, or reprice Rights granted under the Seller stock plans or authorize cash payments in exchange for any Rights; or (vi) accelerate or vest or commit or agree to accelerate or vest any amounts, benefits or rights payable by any Seller Entity; provided, however, that the Seller may (x) continue to make annual merit salary increases consistent with past practices, (y) pay all earned bonuses and incentive compensation and (z) pay bonuses to the management team for efforts associated with the Merger to the extent disclosed in Section 6.2(g) of the Seller Disclosure Memorandum;

(h)     enter into or amend any employment Contract between any Seller Entity and any Person (unless such amendment is required by Law) that the Seller Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time, except in the case of amendments to comply with Section 409A of the Internal Revenue Code;

(i)       adopt any new employee benefit plan of any Seller Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, welfare plans, insurance, stock or other plans of any Seller Entity other than any such change that is required by Law or to maintain continuous benefits at current levels or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit or welfare plans, except as required by Law, the terms of such plans or consistent with past practice;

(j)       make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory accounting requirements, or GAAP;

(k)      commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any Seller Entity for money damages or restrictions upon the operations of any Seller Entity;

(l)       enter into, modify, amend, or terminate any material Contract other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum and other than Contracts covered by Sections 6.2(b), (m), (n) and (o) or as otherwise permitted by Section 6.1(a)(v)or Section 7.9;

(m)     except in the ordinary course of business consistent with past practice, make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing;

(n)     except in conformity with existing policies and practices, waive, release, compromise, or assign any material rights or claims, or make any adverse changes in the mix, rates, terms, or maturities of the Seller’s deposits and other Liabilities;

(o)     except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of the Seller or the Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(p)     restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(q)     make any capital expenditures in excess of $25,000 other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(r)      except for completion of branches or offices in process, including the Bank’s proposed branch in Rock Hill, South Carolina, establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office unless otherwise requested by the Buyer;

(s)      take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article 8 not being satisfied or in a violation of any provision of this Agreement;

(t)      implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(u)     knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(v)     agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.2;

(w)     cause or permit its Allowance to be less than 1.50% of total loans; or

(x)      take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the Merger.

6.3  Adverse Changes in Condition.

Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) has had or is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, or (iii) would be reasonably likely to prevent or materially interfere with the consummation of the Merger, and to use its reasonable efforts to prevent or promptly to remedy the same.

6.4  Reports.

Each of the Buyer and its Subsidiaries and the Seller and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall make available to the other Party copies of all such reports promptly after the same are filed.  The Seller and its Subsidiaries shall also make available to the Buyer monthly financial statements and quarterly call reports.  The financial statements of the Buyer and the Seller, whether or not contained in any such reports filed under the Exchange Act or with any other Regulatory Authority, will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material).  As of their respective dates, such reports of the Buyer and the Seller filed under the Exchange Act or with any other Regulatory Authority will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1                 Shareholder Approvals.

(a)      The Seller will submit to its shareholders this Agreement and any other matters required to be approved or adopted by its shareholders in order to carry out the intentions of this Agreement.  In furtherance of that obligation, the Seller will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene, and hold the Seller’s Shareholders’ Meeting as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement.

(b)     Neither the board of directors of the Seller nor any committee thereof shall (i) except as expressly permitted by this Section, withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to the Buyer, the approval or recommendation of such board of directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Seller to enter into any letter of intent, agreement in principle, acquisition agreement, or other document, instrument, or agreement (each, an “Acquisition Agreement”) related to any Acquisition Proposal.  Notwithstanding the foregoing, in the event that the board of directors of the Seller determines in good faith that it has received a Superior Proposal and that the failure to accept the Superior Proposal would result in the board of directors of the Seller breaching its fiduciary duties to the Seller shareholders under applicable Law, the board of directors of the Seller may (subject to this and the following sentences) inform the Seller shareholders that it no longer believes that the Merger is advisable and no longer recommends approval and may (subject to this Section) approve or recommend a Superior Proposal (and in connection therewith withdraw or modify its approval or recommendation of this Agreement and the Merger) (a “Subsequent Determination”), but only at a time that is after the fifth business day following the Buyer’s receipt of written notice advising the Buyer that the board of directors of the Seller has received a Superior Proposal specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing), identifying the Person making such Superior Proposal and stating that it intends to make a Subsequent Determination.  After providing such notice, the Seller shall provide the Buyer reasonable opportunity during this five business day period to make such adjustments in the terms and conditions of this Agreement as would enable the Seller to maintain or to proceed with its recommendation to its shareholders without a Subsequent Determination; provided, however, that any such adjustment shall be at the discretion of the Parties at the time.  Notwithstanding any other provision of this Agreement, except to the extent prohibited by the NCBCA determined by the Seller after consultation with the Seller’s counsel, the Seller shall submit this Agreement to its shareholders at the Seller’s Shareholders’ Meeting even if the board of directors of the Seller determines at any time after the date hereof that it is no longer advisable or recommends that the Seller shareholders reject it, in which case the board of directors of the Seller may communicate the basis for its lack of recommendation to the shareholders in the Proxy Statement/Prospectus or any appropriate amendment or supplement thereto.

(c)  The Buyer will submit to its shareholders this Agreement and any other matters required to be approved or adopted by its shareholders in order to carry out the intentions of this Agreement.  In furtherance of that obligation, the Buyer will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene, and hold the Buyer’s Shareholders’ Meeting as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement.

7.2  Registration of Buyer Common Stock.

(a)    As promptly as reasonably practicable following the date hereof, the Buyer shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Buyer Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”).  The Registration Statement shall contain proxy materials relating to the matters to be submitted to the Seller’s shareholders at the Seller’s Shareholders’ Meeting and to the Buyer’s shareholders at the Buyer’s Shareholders’ Meeting.  Such proxy materials shall also constitute the prospectus relating to the shares of Buyer Common Stock to be issued in the Merger (such proxy statement-prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”).  The Seller will furnish to the Buyer the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with the Buyer on the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC.  The Buyer shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby.  Each of the Buyer and the Seller will use their reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.  The Buyer will advise the Seller, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement.  If at any time prior to the Effective Time any information relating to the Buyer or the Seller, or any of their respective affiliates, officers or directors, should be discovered by the Buyer or the Seller which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by the Buyer with the SEC and disseminated by the Parties to their respective shareholders.

(b)   The Buyer shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of the Buyer and the Seller shall furnish all information concerning it and the holders of Seller Common Stock as may be reasonably requested in connection with any such action.

(c)    Prior to the Effective Time, the Buyer shall take such action as shall be necessary to permit the additional shares of Buyer Common Stock to be issued by the Buyer in exchange for the shares of Seller Common Stock to be traded on the exchange on which Buyer Common Stock is listed.

7.3  Other Offers, etc.

(a)      No Seller Entity shall, nor shall it authorize or permit any of its Affiliates or Representatives to, directly or indirectly (i) solicit, initiate, encourage, or induce the making, submission, or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) subject to Section 7.1(b), approve, endorse, or recommend any Acquisition Proposal, or (iv) subject to Section 7.1(b), enter into any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction; provided, however, that this Section 7.3 shall not prohibit a Seller Entity from furnishing nonpublic information regarding any Seller Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if (A) no Seller Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this Section 7.3, (B) the board of directors of the Seller determines in its good faith judgment (based on, among other things, the advice of Seller Financial Advisor) that such Acquisition Proposal constitutes a Superior Proposal, (C) the board of directors of the Seller concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties, as such duties would exist in the absence of this Section 7.3, to the shareholders of the Seller under applicable Law, (D) (1) at least five business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, the Seller gives the Buyer written notice of the identity of such Person or Group and of the Seller’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (2) the Seller receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing Party than the confidentiality terms of this Agreement, and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, the Seller furnishes such nonpublic information to the Buyer (to the extent such nonpublic information has not been previously furnished by the Seller to the Buyer).  In addition to the foregoing, the Seller shall provide the Buyer with at least five business days’ prior written notice of a meeting of the board of directors of the Seller at which meeting the board of directors of the Seller is reasonably expected to resolve to recommend a Superior Proposal to its shareholders and together with such notice a copy of the most recently proposed documentation relating to such Superior Proposal; provided, further, that the Seller hereby agrees promptly to provide to the Buyer any revised documentation and any Acquisition Agreement.

(b)     In addition to the obligations of the Seller set forth in this Section 7.3, as promptly as practicable, after any of the directors or executive officers of the Seller become aware thereof, the Seller shall advise the Buyer of any request received by the Seller for nonpublic information which the Seller reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. The Seller shall keep the Buyer informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

(c)  The Seller shall, and shall cause its Subsidiaries directors, officers, employees, and Representatives to immediately cease any and all existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use and cause to be used all commercially reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.

(d)  Nothing contained in this Agreement shall prevent a Party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

7.4 Consents of Regulatory Authorities.

The Parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority or other Person whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

7.5 Agreement as to Efforts to Consummate.

Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its commercially reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 8; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

7.6 Investigation and Confidentiality.

(a)  Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and the consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests; provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, the Seller shall permit the Buyer’s senior officers and independent auditors to meet with the senior officers of the Seller, including officers responsible for Seller Financial Statements, the internal controls of the Seller, and the disclosure controls and procedures of the Seller and the Seller’s independent public accountants, to discuss such matters as the Buyer may deem reasonably necessary or appropriate for the Buyer to satisfy its obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act.

(b)  In addition to each Party’s obligations pursuant to Section 7.6(a), each Party shall, and shall cause its advisors and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

(c)  The Seller shall use its commercially reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to the Seller to preserve the confidentiality of the information relating to Seller Entities provided to such Persons and their Affiliates and Representatives.

(d)  Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

7.7 Press Releases.

Prior to the Effective Time, the Seller shall consult with the Buyer as to the form and substance of any press release, communication with the Seller Shareholders or the Buyer Shareholders, or other public disclosure materially related to this Agreement, or any other transaction contemplated hereby; provided, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

7.8 Charter Provisions.

Each Seller Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the articles of incorporation, bylaws, or other governing instruments of any Seller Entity or restrict or impair the ability of the Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Seller Entity that may be directly or indirectly acquired or controlled by them.

7.9 Employee Benefits and Contracts.

(a)    All persons who are employees of Seller Entities immediately prior to the Effective Time and whose employment is not specifically terminated, if any, at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time or the time of the Bank Merger, as applicable, become employees of the Buyer or Yadkin Valley Bank and Trust Company; provided, however, that in no event shall any of the employees of Seller Entities be officers of the Buyer or Yadkin Valley Bank and Trust Company, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position by the board of directors of the Buyer or Yadkin Valley Bank and Trust Company and in accordance with the bylaws of the Buyer or Yadkin Valley Bank and Trust Company. All of the Continuing Employees shall be employed at the will of Yadkin Valley Bank and Trust Company and no contractual right to employment shall inure to such employees because of this Agreement except as otherwise set forth in this Agreement. The Buyer shall provide a lump sum payment to those employees of Seller Entities identified on the Seller Disclosure Memorandum at Section 7.9(a)(1), as contemplated in the change of control severance agreements, in exchange for termination of the change in control severance agreements regardless of whether the employee remains employed with the Buyer or Yadkin Valley Bank and Trust Company, except to the extent that any such agreements are amended, modified, or terminated at or prior to the Effective Time.

(b) Simultaneously herewith, Randy P. Helton shall have entered into (1) a noncompete agreement with Yadkin Valley Bank and Trust Company substantially in the form of Exhibit C, and (2) a Settlement Agreement substantially in the form of Exhibit D.

(c)           The Buyer will assume all existing change in control agreements of the Seller’s employees, except to the extent that any such agreements are amended, modified, or terminated at or prior to the Effective Time.

(d)           As of the Effective Time, each Continuing Employee shall be eligible to participate in the Buyer’s 401(k) plan with full credit for prior service with the Seller for purposes of eligibility and vesting.

(e)           Except as provided in the following sentence, as of the Effective Time, the Buyer shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to the Buyer employees except that any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar Seller plan at the Effective Time of the Merger. Notwithstanding the above, the Buyer may continue the Seller’s health and other employee welfare benefit plans for each Continuing Employee as currently in place for the 2008 year and roll the Seller’s employees into the Buyer’s plans for 2009.

(f)            Upon execution of this Agreement, each of the Seller’s directors shall execute and deliver an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she will vote his or her shares of Seller Common Stock in favor of this Agreement and the transactions contemplated hereby.

(g)           No officer, employee, or other Person (other than the corporate Parties to this Agreement) shall be deemed a third party or other beneficiary of this Agreement, and no such Person shall have any right or other entitlement to enforce any provision of this Agreement or seek any remedy in connection with this Agreement, except as set forth in Section 7.12.

7.10               Section 16 Matters.

Prior to the Effective Time, the Seller and the Buyer shall take all such steps as may be required to cause any dispositions of Seller Common Stock (including derivative securities with respect to Seller Common Stock) or acquisitions of Buyer Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Seller to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Seller agrees to promptly furnish the Buyer with all requisite information necessary for the Buyer to take the actions contemplated by this Section 7.10.

7.11               Affiliate Claims Letters.

The Seller shall use commercially reasonable efforts to cause each director and executive officer to deliver to the Buyer prior to the Closing claims letters in the form attached hereto as Exhibit B.

7.12               Indemnification.

(a)  For a period of three years after the Effective Time, the Buyer shall indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of Seller Entities (each, an “Indemnified Party”) against all Liabilities and damages arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers, employees, or agents of Seller Entities or, at the Seller’s request, of another corporation, partnership, joint venture, trust, or other enterprise, occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Section 402 of the Sarbanes-Oxley Act, the Securities Laws and FDIC Regulations Part 359, and by the Seller’s articles of incorporation and bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter.

(b)  Prior to the Effective Time, the Buyer shall purchase, or shall direct the Seller to purchase, an extended reporting period endorsement under Seller Entities’ existing directors’ and officers’ liability insurance coverage (“Seller D&O Policy”) for acts or omissions occurring prior to the Effective Time by such directors and officers currently covered by Seller Entities’ D&O Policy. The directors and officers of Seller Entities shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement. Such endorsement shall provide such directors and officers with coverage following the Effective Time for three years.

(c)  Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.12, upon learning of any such Liability, damages, or Litigation, shall promptly notify the Buyer thereof in writing. In the event of any such Litigation (whether arising before or after the Effective Time), (i) the Buyer shall have the right to assume the defense thereof and the Buyer shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Buyer elects not to assume such defense or counsel for the Indemnified Parties and advises that there are substantive issues which raise conflicts of interest between the Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Buyer shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that the Buyer shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for any Indemnified Party in any jurisdiction; (ii) each Indemnified Party will cooperate in good faith in the defense of any such Litigation; and (iii) the Buyer shall not be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Buyer Entities and their respective directors, officers, and controlling persons, employees, agents, and Representatives; provided, however, that the Buyer shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)  The Buyer covenants and agrees that neither it, nor any successors or assigns, shall consolidate with or merge into any other Person where Buyer or any such successor or assign and shall not be the continuing or surviving Person of such consolidation or merger or transfer all or substantially all of its assets to any Person, unless, in each case, proper provision shall have been made to ensure that the successors and assigns of the Buyer shall assume the obligations set forth in this Section 7.12.

(e)  The provisions of this Section 7.12 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1 Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

(a)  Shareholder Approval. The shareholders of the Seller shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of the Seller’s articles of incorporation and bylaws. The holders of Buyer Common Stock shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of the Buyer’s articles of incorporation and bylaws.

(b)  Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the board of directors of the Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Buyer would not, in its reasonable judgment, have entered into this Agreement.

(c)  Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 8.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable. The Seller shall have obtained the Consents listed in Section 4.2 of the Seller Disclosure Memorandum, including Consents from the lessors of each office leased by the Seller, if any. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the board of directors of the Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Buyer would not, in its reasonable judgment, have entered into this Agreement.

(d)  Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and the Buyer shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(e)  Tax Opinion. The Buyer and the Seller shall have received the opinion of Buyer’s legal counsel, or such other counsel as the Buyer and the Seller mutually select, dated as of the Closing, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to the Buyer and the Seller, as the case may be, substantially to the effect that on the basis of the facts, representations, and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) the Buyer and the Seller will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) except to the extent of any cash received in lieu of a fractional share interest in Buyer Common Stock and any other cash consideration received, the shareholders of the Seller will not recognize any gain or loss by exchanging their shares of Seller Common Stock for shares of Buyer Common Stock pursuant to the Merger. Such opinion may be based on, in addition to the review of such matters of fact and law as the opinion giver considers appropriate, representations contained in certificates of officers of the Buyer, the Seller, and others.

(f)   Legal Proceedings. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

8.2 Conditions to Obligations of Buyer.

The obligations of the Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by the Buyer pursuant to Section 10.6(a):

(a)  Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of the Seller set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided, that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 4.3 shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of the Seller set forth in this Agreement (including the representations and warranties set forth in Section 4.3) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Seller Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b)  Performance of Agreements and Covenants. Each and all of the agreements and covenants of the Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects, except that the covenants in Section 6.2(w) shall duly performed and complied with in all respects.

(c)  Officers’ Certificate. The Seller shall have delivered to the Buyer (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to the Seller and in Sections 8.2(a), 8.2(b) and 8.2(g), have been satisfied.

(d)  Secretary’s Certificate. Seller Entities shall have delivered a certificate of the secretary of Seller Entities, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Seller Entities executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of the Seller as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than twenty days prior to the Closing Date) of the Secretary of State of the State of North Carolina as to the good standing of the Seller; (iii) a copy of the bylaws of the Seller as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the consent of the Seller’s board of directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve Bank (dated not more than twenty days prior to the Closing Date) certifying that the Seller is a registered bank holding company, (vi) a copy of the articles of incorporation of the Bank as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of the Bank as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the North Carolina Commissioner of Banks (dated not more than twenty days prior to the Closing Date) as to the good standing of the Bank, and (ix) a certificate of the Federal Deposit Insurance Corporation (dated not more than twenty days prior to the Closing Date) certifying that the Bank is an insured depository institution.

(e)  Legal Opinions. The Buyer shall have received legal opinions in form and substance satisfactory to the Buyer from the Seller’s counsel.

(f)   Support Agreements. The Support Agreements in the form attached hereto as Exhibit A shall have been executed by each of the directors and delivered to the Buyer.

(g)  Helton Agreements. Randy Helton shall have complied with and executed the agreements required under Section 7.9(b).

(h)  No Material Adverse Effect. There shall not have occurred any Seller Material Adverse Effect from June 30, 2008 to the Effective Time.

8.3 Conditions to Obligations of Seller.

The obligations of the Seller to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by the Seller pursuant to Section 10.6(b):

(a)  Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of the Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of the Buyer set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Buyer Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b)  Performance of Agreements and Covenants. Each and all of the agreements and covenants of the Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)  Officers’ Certificate. The Buyer shall have delivered to the Seller a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to the Buyer and in Sections 8.3(a), 8.3(b), and 8.3(g) have been satisfied.

(d)  Secretary’s Certificate. Buyer Entities shall have delivered a certificate of the secretary of Buyer Entities, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Buyer Entities executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of the Buyer as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than twenty days prior to the Closing Date) of the Secretary of State of the State of North Carolina as to the good standing of the Buyer; (iii) a copy of the bylaws of the Buyer as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the consent of the Buyer’s board of directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve Bank (dated not more than twenty days prior to the Closing Date) certifying that the Buyer is a registered bank holding company, (vi) a copy of the articles of incorporation of Yadkin Valley Bank and Trust Company as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of Yadkin Valley Bank and Trust Company as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the North Carolina Commissioner of Banks

(dated not more than twenty days prior to the Closing Date) as to the good standing of Yadkin Valley Bank and Trust Company, and (ix) certificate of the Federal Deposit Insurance Corporation (dated not more than twenty days prior to the Closing Date) certifying that Yadkin Valley Bank and Trust Company is an insured depository institution.

(e)  Payment of Merger Consideration. The Buyer shall pay the Merger Consideration as provided by this Agreement.

(f)   Other Payments. The Seller shall have, immediately prior the Effective Time, paid to Randy P. Helton a bonus equal to $95,000, which shall be in consideration of his work on behalf of the Seller and the Seller’s shareholders (i) relating to the normal operations of the Seller during 2008 and (ii) in connection with the preparations necessary to consummate the transactions contemplated hereby, including but not limited to the Merger and the Bank Merger, and the business integration associated therewith, and shall be in lieu of any other bonus that may have otherwise been awarded for the calendar year 2008. The Parties hereto agree that this bonus constitutes reasonable consideration for services rendered by Mr. Helton for the performance of such previously mentioned duties. The Buyer shall have made the payments called for pursuant to the Settlement Agreement included as Exhibit D. In addition, immediately prior to the Effective Time, Mr. Helton shall have the option to purchase that certain automobile made available to him for his use by the Seller at a price equal to the Seller’s book value for such automobile.

(g)  Legal Opinions. The Seller shall have received legal opinions in form and substance satisfactory to the Seller from the Buyer’s counsel.

(h)  No Material Adverse Effect. There shall not have occurred any Buyer Material Adverse Effect from the June 30, 2008 to the Effective Time.

ARTICLE 9
TERMINATION

9.1 Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of the Seller and/or the Buyer, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)  By mutual written agreement of the Buyer and the Seller; or

(b)  By either Party (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 8.2(a) or 8.3(a) as applicable; or

(c) By either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, (iii) the shareholders of the Seller fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Seller’s Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon, or (iv) the shareholders of the Buyer fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Buyer’s Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon; or

(d)   By either Party in the event that the Merger shall not have been consummated by April 30, 2009, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1; or

(e)   By the Buyer (provided, that the Buyer is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that (i) the board of directors of the Seller, shall have failed to reaffirm its approval upon the Buyer’s request for such reaffirmation of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or (ii) the board of directors of the Seller shall have failed to include in the Joint Proxy Statement/Prospectus its recommendation, without modification or qualification, that the Seller shareholders approve the Merger or shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to the Buyer, the recommendation of such board of directors to the Seller’s shareholders that they approve the Merger, or (iii) the board of directors of the Seller shall have affirmed, recommended, or authorized entering into any Acquisition Transaction other than the Merger or, within five business days after commencement of any tender or exchange offer for any shares of Seller Common Stock, the board of directors of the Seller shall have made any recommendation other than against acceptance of such tender or exchange offer by its shareholders, or (iv) the board of directors of the Seller negotiates or authorizes the conduct of negotiations (and five business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the provision of information to, or the request and receipt of information from, any Person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the board of directors will in fact engage in, or authorize, negotiations) regarding an Acquisition Proposal other than the Merger; provided, however, that this Agreement may not be terminated by the Buyer pursuant to this section (e) if the Merger is approved by the requisite vote of the shareholders of the Seller; or

(f)    By the Seller (provided, that the Seller is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement), if prior to the approval of this Agreement by the affirmative vote of the holders of the requisite number of the outstanding shares of Seller Common Stock entitled to vote thereon at the Seller’s Shareholders’ Meeting, the board of directors of the Seller has (x) withdrawn or modified or changed its recommendation or approval of this Agreement in a manner adverse to the Buyer in order to approve and permit the Seller to accept a Superior Proposal and (y) determined, after consultation with, and the receipt of advice from outside legal counsel to the Seller, that the failure to take such action as set forth in the preceding clause (x) would be likely to result in a breach of the board of directors’ fiduciary duties under applicable Law, provided, however, that at least five business days prior to any such termination, the Seller shall, and shall cause its advisors to, negotiate with the Buyer, if the Buyer elects to do so, to make such adjustments in the terms and conditions of this Agreement as would enable the Seller to proceed with the transactions contemplated herein on such adjusted terms.

(g)   By the Seller, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

(1) the Average Buyer Stock Price shall be at least 25% less than the Starting Price; and

(2) (i) the quotient of the Average Buyer Stock Price divided by the Starting Price (such quotient being the “Buyer Ratio”) shall be less than (ii) 80% of the quotient of the Average Index Price divided by the Index Price on the Starting Date (which amount shall be the “Index Ratio”); provided, however, that if the Seller refuses to consummate the Merger pursuant to this Section 9.1(g), it shall give prompt written notice thereof to the Buyer; and provided, further, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period.

Example 1: if the Buyer Ratio = 0.70 and the Index Ratio = 0.85, then the quotient of the Buyer Ratio divided by the Index Ratio would be 0.70÷0.85, or 0.82. Condition (g)(1) would be satisfied, but condition (g)(2) would not be satisfied.

Example 2: if the Buyer Ratio = 0.65 and the Index Ratio = 0.90, then the quotient of the Buyer Ratio divided by the Index Ratio would be 0.65÷0.90, or 0.72. Both conditions (g)(1) and (g)(2) would be satisfied.

If the Buyer declares or effects a stock dividend, reclassification, recapitalization, split up, combination, exchange of shares, similar transaction between the date of this Agreement and the Determination Date, the prices for Buyer Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(h).

(h)   By the Buyer, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

(1) the Average Buyer Stock Price shall be at least 25% more than the Starting Price; and

(2) (i) the Buyer Ratio shall be more than (ii) 120% of the Index Ratio; provided, however, that if the Buyer refuses to consummate the Merger pursuant to this Section 9.1(h), it shall give prompt written notice thereof to the Seller; and provided, further, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period.

Example 1: if the Buyer Ratio = 1.30 and the Index Ratio = 1.10, then the quotient of the Buyer Ratio divided by the Index Ratio would be 1.30÷1.10, or 1.18. Condition (h)(1) would be satisfied, but condition (h)(2) would not be satisfied.

Example 2: if the Buyer Ratio = 1.40 and the Index Ratio = 1.15, then the quotient of the Buyer Ratio divided by the Index Ratio would be 1.40÷1.15, or 1.22. Both conditions (h)(1) and (h)(2) would be satisfied

For purposes of Section 9.1(g) and (h), the following terms shall have the meanings indicated:

“Average Buyer Stock Price” shall mean the average of the closing sale prices of Buyer Common Stock as reported on the Nasdaq Global Select Market during the 20 consecutive full trading days ending at the closing of trading on the Determination Date; provided, however, that in the event Buyer Common Stock does not trade on any one or more of the trading days during the 20 consecutive full trading days ending at the closing of trading on the Determination Date, any such date shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales prices and number of days on which Buyer Common Stock actually traded during the 20 consecutive full trading days ending at the closing of trading on the Determination Date.

“Average Index Price” shall mean the average of the daily current market price of the Index for the 20 consecutive full trading days ending at the closing of trading on the Determination Date.

“Determination Date” shall mean the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of the Seller approve this Agreement.

“Index” shall mean the SNL Financial, L.C. index of publicly traded banks with total assets between $1 billion and $5 billion.

“Index Price” on a given date shall mean the current market price of the Index for that day.

“Starting Date” shall mean August 25, 2008.

“Starting Price” shall mean $14.50 per share.

If the Buyer declares or effects a stock dividend, reclassification, recapitalization, split up, combination, exchange of shares, similar transaction between the date of this Agreement and the Determination Date, the prices for Buyer Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(g).

9.2 Effect of Termination.

In the event of the termination and abandonment of this Agreement by either the Buyer or the Seller pursuant to Section 9.1, this Agreement shall have no further effect, except that (i) the provisions of Sections 7.6, 9.2, 9.3, and Article 10 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

9.3 Termination Fee.

(a)   If the Buyer terminates this Agreement pursuant to Section 9.1(e) of this Agreement or the Seller terminates this Agreement pursuant to Section 9.1(f) of this Agreement and within 12 months of such termination (A) an Acquisition Transaction has been announced with respect to any Seller Entity or (B) an Acquisition Agreement with respect to an Acquisition Transaction has been entered into with respect to the Seller or any Seller Entity, then the Seller shall pay to the Buyer the sum of $4 million (the “Termination Fee”). The Termination Fee shall be paid to the Buyer in same day funds. The Seller hereby waives any right to counterclaim against such amount.

(b)  If this Agreement is terminated following commencement of any tender or exchange offer for more than 50% of the shares of Seller Common Stock and within 12 months of such termination an Acquisition Transaction has occurred involving the tender offeror or its affiliates and the Seller or any Seller Entity, then the Seller shall pay to the Buyer the Termination Fee described above in same day funds.

(c)  The Parties acknowledge that the agreements contained in this Article 9 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if the Seller fails to pay promptly any fee payable by it pursuant to this Section 9.3, then the Seller shall pay to the Buyer its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with collecting such Termination Fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal) plus 2% as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.

9.4 Non-Survival of Representations and Covenants.

Except for Article 3, Sections 7.6(b), 7.8, 7.9, and 7.12, this Article 9 and Article 10, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.

ARTICLE 10
MISCELLANEOUS

10.1               Definitions.

(a)    Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Agreement” shall have the meaning as set forth in the Section 7.1(b) of the Agreement.

“Acquisition Proposal” means any proposal (whether communicated to the Seller or publicly announced to the Seller’s shareholders) by any Person (other than the Buyer or any of its Affiliates) for an Acquisition Transaction involving the Seller or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute 5% or more of the consolidated assets of the Seller as reflected on the Seller’s consolidated statement of condition prepared in accordance with GAAP.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from the Seller by any Person or Group (other than the Buyer or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of the Seller or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than the Buyer or any of its Affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of the Seller or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving the Seller pursuant to which the shareholders of the Seller immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the Assets of the Seller; or (iii) any liquidation or dissolution of the Seller.

“Affiliate” of a Person means:  (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall have the meaning as set forth in the introduction of the Agreement.

“Aggregate Cash Limit” shall have the meaning as set forth in the Section 3.2(d) of the Agreement.

“Aggregate Stock Limit” shall have the meaning as set forth in the Section 3.2(d) of the Agreement.

“Allowance” shall have the meaning as set forth in the Section 4.9(a) of the Agreement.

“Articles of Merger” shall have the meaning as set forth in the Section 1.3 of the Agreement.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Index Price” shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

“Bank” means American Community Bank, a North Carolina banking corporation and a wholly owned Subsidiary of the Seller.

“Bank Merger” shall have the meaning as set forth in Section 3.6 of the Agreement.

“BHCA” shall have the meaning as set forth in the Section 4.1 of the Agreement.

“Buyer” shall have the meaning as set forth in the introduction of the Agreement.

“Buyer Common Stock” means the common stock, par value $0.01 per share, of the Buyer.

“Buyer Entities” means, collectively, the Buyer and all Buyer Subsidiaries.

“Buyer Exchange Act Reports” shall have the meaning as set forth in the Section 5.3(a) of the Agreement.

“Buyer Financial Advisor” means The Carson Medlin Company.

“Buyer Financial Statements” means (i) the consolidated balance sheets of the Buyer as of June 30, 2008 and December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the six month period ended June 30, 2008, and for each of the three fiscal years ended December 31, 2007, as filed by the Buyer in Exchange Act Documents, and (ii) the consolidated balance sheets of the Buyer (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, as amended, filed with respect to periods ended subsequent to June 30, 2008.

“Buyer Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i)the financial position, property, business, assets or results of operations of the Buyer and its Subsidiaries, taken as a whole, or (ii) the ability of the Buyer to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Buyer Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of the Buyer (or any of its Subsidiaries) taken with the prior written Consent of the Seller in contemplation of the transactions contemplated hereby, or (D) the direct effects of compliance with this Agreement on the operating performance of the Buyer. Notwithstanding the foregoing, “Buyer Material Adverse Effect” shall not be deemed to include any change in the per share price of the Buyer’s Common Stock on or after the date of execution of this Agreement by the Seller.

“Buyer Ratio” shall have the meaning as set forth in Section 9.1(g) of the Agreement.

“Buyer’s Shareholders’ Meeting” means the meeting of the Buyer’s common stock shareholders to be held pursuant to Section 7.1(c), including any adjournment or adjournments thereof.

“Buyer Subsidiaries” means the Subsidiaries of the Buyer, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of the Buyer in the future and held as a Subsidiary by the Buyer at the Effective Time.

“Cash Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement.

“Cash Election” shall have the meaning as set forth in Section 3.2(b) of the Agreement.

“Cash Election Number” shall have the meaning as set forth in Section 3.2(b) of the Agreement.

“Cash Election Shares” shall have the meaning as set forth in Section 3.2(b) of the Agreement.

 “CERCLA” shall have the meaning as set forth under the definition of “Environmental Laws” in this Section 10.1(a) of the Agreement.

“Certificates” shall have the meaning as set forth in Section 3.1(b) of the Agreement.

“Change in Control Benefit” shall have the meaning set forth in Section 4.15(k) of the Agreement.

“Closing” shall have the meaning as set forth in Section 1.2 of the Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Converted Options” shall have the meaning as set forth in Section 3.5(a) of the Agreement.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Determination Date” shall have the meaning as set forth in Section 9.1(g) of the Agreement.

“Disqualified Person” shall have the meaning as set forth in Section 4.15(f) of the Agreement.

 “DOL” shall have the meaning as set forth in Section 4.15(b) of the Agreement.

“Election Deadline” shall have the meaning as set forth in Section 3.2(c) of the Agreement.

“Election Form” shall have the meaning as set forth in Section 3.2(a) of the Agreement.

“Effective Time” shall have the meaning as set forth in Section 1.3 of the Agreement.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq. (“CERCLA”); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq. (“RCRA”); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i) - (vi) of this subparagraph; (viii) any amendments to the statutes, laws or ordinances listed in parts (i) - (vi) of this subparagraph, regardless of whether in existence on the date hereof, (ix) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i) - (vii) of this subparagraph; and (x) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now or in the future relating to environmental, health or safety matters and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with a the Seller Entity would be treated as a single employer under Code Section 414(b), (c), (m), or (o).

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Exchange Act Documents” means all forms, proxy statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Exchange Agent” shall have the meaning as set forth in Section 3.2(a) of the Agreement.

“Excluded Shares” shall have the meaning as set forth in Section 3.1(d) of the Agreement.

“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond.

“Final Buyer Stock Price” shall have the meaning as set forth in Section 9.1(h) of the Agreement.

“Fixed Exchange Ratio” shall have the meaning as set forth in Section 3.1(a) of the Agreement.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

“Governmental Authority” shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.

“Gross-up Payment” shall have the meaning set forth in Section 4.15(k) of the Agreement.

“Group” shall have the meaning as set forth in Section 7.3(a) of the Agreement.

“Hazardous Material” shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, CERCLA hazardous substances, and HSRA regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos, and polychlorinated biphenyls (PCBs):  (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

“Indemnified Party” shall have the meaning as set forth in Section 7.12(a) of the Agreement.

“Index” shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

“Index Price” shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

“Index Ratio” shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

“Individually Identifiable Personal Information” or “IIPI” shall have the meaning as set forth in Section 4.17(a) of the Agreement.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“IRS” shall have the meaning as set forth in Section 4.15(b) of the Agreement.

“Joint Proxy Statement/Prospectus” shall have the meaning as set forth in Section 7.2(a) of the Agreement.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry of the records and employees of such Person by the chairman, president, or chief financial officer, or any senior or executive vice president of such Person without any further investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including reasonable attorneys fees, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

 “Merger” shall have the meaning as set forth in the Preamble of the Agreement.

“Merger Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement.

“Mixed Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement.

“Mixed Election” shall have the meaning as set forth in Section 3.2 (b) of the Agreement.

“NCBCA” means the North Carolina Business Corporation Act.

“Non Election” shall have the meaning as set forth in Section 3.2(b) of the Agreement.

“Non Election Shares” shall have the meaning as set forth in Section 3.2(b) of the Agreement.

“Off Balance Sheet Arrangements” shall have the meaning as set forth in Section 4.6 of the Agreement.

“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means the Seller, the Buyer or Bank and “Parties” means two or more of such Persons.

“Party in Interest” shall have the meaning as set forth in Section 4.15(f) of the Agreement.

“Permit” means any federal, state, local, and foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business, the absence of which or a default under would constitute a Buyer or Seller Material Adverse Effect, as the case may be.

“Per Share Purchase Price” shall have the meaning as set forth in Section 3.1(a) of the Agreement.

“Person” means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Premium Multiple” shall have the meaning as set forth in Section 7.12(b) of the Agreement.

“Prohibited Transaction” shall have the meaning as set forth in Section 4.15(f) of the Agreement.

“RCRA” shall have the meaning as set forth under the definition of “Environmental Laws” in this Section 10.1(a) of the Agreement.

“Regulatory Authorities” means, collectively, the SEC, the Nasdaq Stock Market, the NASD, the North Carolina Commissioner of Banks, the FDIC, the Department of Justice, and the Federal Reserve and all other federal, state, county, local or other Governmental Authorities having jurisdiction over a Party or its Subsidiaries.

“Reportable Event” shall have the meaning as set forth in Section 4.15(h) of the Agreement.

“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

“Registration Statement” shall have the meaning as set forth in Section 7.2(a) of the Agreement.

“Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Seller” shall have the meaning as set forth in the introduction of the Agreement.

“Seller Benefit Plan(s)” shall have the meaning as set forth in Section 4.15(a) of the Agreement.

“Seller Common Stock” means the no par value common stock of the Seller.

“Seller Contracts” shall have the meaning as set forth in Section 4.16(a) of the Agreement.

“Seller D&O Policy” shall have the meaning as set forth in Section 7.12(b) of the Agreement.

“Seller Disclosure Memorandum” means the written information entitled “American Community Bancshares, Inc. Disclosure Memorandum” delivered with this Agreement to the Buyer describing in reasonable detail the matters contained therein as of the Effective Date and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Seller Entities” means, collectively, the Seller and all Seller Subsidiaries.

“Seller ERISA Plan” shall have the meaning as set forth in Section 4.15(a) of the Agreement.

“Seller Exchange Act Reports” shall have the meaning as set forth in Section 4.5(a) of the Agreement.

“Seller Financial Advisor” means McColl Partners, LLC.

“Seller Financial Statements” means (i) the consolidated balance sheets of the Seller as of June 30, 2008 and December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the period ended June 30, 2008, and for each of the three fiscal years ended December 31, 2007, as filed by the Seller in Exchange Act Documents, and (ii) the consolidated balance sheets of the Seller (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, as amended, filed with respect to periods ended subsequent to June 30, 2008.

“Seller Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the management team, financial position, property, business, assets or results of operations of the Seller and its Subsidiaries, taken as a whole, or (ii) the ability of the Seller to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Seller Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, or (C) actions and omissions of the Seller (or any of its Subsidiaries) taken with the prior written Consent of the Buyer in contemplation of the transactions contemplated hereby, or (D) the direct effects of negotiating, entering into and compliance with this Agreement on the operating performance of the Seller, including specifically the Seller’s costs and expenses associated therewith, including, but not limited to, reasonable accounting, financial advisor, and legal fees incurred in accordance with the agreements such parties have with the Seller as disclosed in the Seller Disclosure Memorandum.

“Seller Pension Plan” shall have the meaning as set forth in Section 4.15(a) of the Agreement.

“Seller Options” shall have the meaning as set forth in Section 3.5(a) of the Agreement.

“Seller’s Shareholders’ Meeting” means the meeting of the Seller’s shareholders to be held pursuant to Section 7.1(a), including any adjournment or adjournments thereof.

“Seller Subsidiaries” means the Subsidiaries of the Seller. As of the date of this Agreement, the Seller has two Subsidiaries, American Community Bank and American Community Capital Trust II, Ltd.

“Starting Date” shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

“Starting Price” shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

“Stock Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement

“Stock Election” shall have the meaning as set forth in Section 3.2(b) of the Agreement

“Stock Election Number” shall have the meaning as set forth in Section 3.2(b) of the Agreement

“Stock Election Shares” shall have the meaning as set forth in Section 3.2(b) of the Agreement

“Subsequent Determination” shall have the meaning as set forth in Section 7.1(b) of the Agreement.

“Subsidiaries” means all those corporations, banks, associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of at least a majority of the outstanding equity interest in, or all or substantially all of the assets and liabilities of, Seller Entities and (ii) with respect to which the Board of Directors of the Seller (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Group making the Acquisition Proposal, and (B) determines in its good faith judgment (based on, among other things, the advice of its Financial Advisor) to be more favorable to the Seller’s shareholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of the Seller, after obtaining the advice of the Seller’s Financial Advisor, the Person or Group making such Acquisition Proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to this Agreement that may be proposed by the Buyer in response to such Acquisition Proposal).

“Support Agreements” shall have the meaning as set forth in Section 8.2(f) of the Agreement.

 “Surviving Corporation” means the Buyer as the surviving corporation resulting from the Merger.

“Takeover Laws” shall have the meaning as set forth in Section 4.23 of the Agreement.

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

“Termination Fee” shall have the meaning as set forth in Section 9.3(a) of the Agreement.

“WARN Act” shall have the meaning as set forth in Section 4.14(c) of the Agreement.

(b)   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example.

10.2               Expenses.

Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of the Seller, shall be paid at Closing and prior to the Effective Time.

10.3               Brokers and Finders.

 In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by the Seller or by the Buyer, each of the Seller and the Buyer, as the case may be, agrees to indemnify and hold the other Party harmless from any Liability in respect of any such claim. The Seller has provided a copy of Seller Financial Advisor’s engagement letter and expected fee for its services as Section 10.3 of the Seller Disclosure Memorandum and shall pay all amounts, which the Seller shall cap at a $1.4 million (exclusive of any expenses documented to the reasonable satisfaction of the Seller), due thereunder at Closing and prior to the Effective Time..

10.4               Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 7.9 and 7.12.

10.5               Amendments.

To the extent permitted by Law, and subject to Section 1.4, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Seller Common Stock, there shall be made no amendment that reduces or modifies in any respect the consideration to be received by holders of Seller Common Stock.

10.6               Waivers.

(a)  Prior to or at the Effective Time, the Buyer, acting through its board of directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by the Seller, to waive or extend the time for the compliance or fulfillment by the Seller of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of the Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of the Buyer.

(b)  Prior to or at the Effective Time, the Seller, acting through its board of directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by the Buyer, to waive or extend the time for the compliance or fulfillment by the Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of the Seller under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of the Seller.

(c)  The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

10.7               Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8               Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:

Buyer:	Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, North Carolina 28621
Attention: Chief Executive Officer

Copy to Counsel:	Nelson Mullins Riley & Scarborough, LLP
102 S. Main St., Suite 900
Greenville, North Carolina 29601
Facsimile Number: (864)-250-2359
Attention: Neil E. Grayson

the Seller:	American Community Bancshares, Inc.
2593 West Roosevelt Boulevard
Monroe, North Carolina 28111
Attention: Chief Executive Officer

Copy to Counsel:	Gaeta & Eveson, P.A.
8305 Falls of Neuse Road, Suite 203
Raleigh, North Carolina 27615
Facsimile Number: (919) 518-2146
Attention: Anthony Gaeta, Jr.

10.9               Governing Law.

Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of North Carolina.

10.10             Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

10.11             Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12             Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

10.13             Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.14             Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[signatures appear on next page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

YADKIN VALLEY FINANCIAL CORPORATION
(BUYER)

By:	/s/ William A. Long
William A. Long
President and Chief Executive Officer

AMERICAN COMMUNITY BANCSHARES, INC.
(SELLER)

By:	/s/ Randy P. Helton
Randy P. Helton
Chairman, President and Chief Executive Officer

EXHIBIT A

FORM OF SUPPORT AGREEMENT

September     , 2008

Yadkin Valley Financial Corporation

209 North Bridge Street

Elkin, North Carolina 28621

Ladies and Gentlemen:

The undersigned is a director of American Community Bancshares, Inc. and the beneficial holder of shares of common stock of American Community Bancshares, Inc. (the “American Community Bancshares, Inc. Common Stock”).

Yadkin Valley Financial Corporation and American Community Bancshares, Inc. are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of American Community Bancshares, Inc. through the merger of American Community Bancshares, Inc. with and into Yadkin Valley Financial Corporation (the “Merger”). The execution of the Agreement by Yadkin Valley Financial Corporation is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Yadkin Valley Financial Corporation will incur in connection with the transactions contemplated by the Agreement and to induce Yadkin Valley Financial Corporation to execute the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of American Community Bancshares, Inc., and not in his or her capacity as a director or officer of American Community Bancshares, Inc., as follows:

1.             While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Yadkin Valley Financial Corporation, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller’s Shareholders’ Meeting (as defined in the Agreement) any or all of his or her shares of American Community Bancshares, Inc. Common Stock, or (b) deposit any shares of American Community Bancshares, Inc. Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of American Community Bancshares, Inc. Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.             While this letter agreement is in effect the undersigned shall vote all of the shares of American Community Bancshares, Inc. Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of American Community Bancshares, Inc. Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.             The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Yadkin Valley Financial Corporation shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

4.             The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of American Community Bancshares, Inc. and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of American Community Bancshares, Inc..

5.             This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

6.             As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of American Community Bancshares, Inc. Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

Print Name

Number of shares beneficially owned with sole voting authority:

Number of shares beneficially owned with shared voting authority:

Accepted and agreed to as of
the date first above written:

Yadkin Valley Financial Corporation

By: William A. Long
Its: President and Chief Executive Officer

EXHIBIT B

FORM OF CLAIMS LETTER

September     , 2008

Yadkin Valley Financial Corporation

209 North Bridge Street

Elkin, North Carolina 28621

Ladies and Gentlemen:

This letter is delivered pursuant to the Agreement and Plan of Merger, dated as of September     , 2008, by and between Yadkin Valley Financial Corporation and American Community Bancshares, Inc..

In my capacity as an officer or a director of American Community Bancshares, Inc., and as of the date of this letter, I do not, to the best of my knowledge, have any claims, and I am not aware of any facts or circumstances that I believe are likely to give rise to any claim, for indemnification under American Community Bancshares, Inc.’s Articles of Incorporation or Bylaws as existing on the date hereof or as may be afforded by the laws of the State of North Carolina or the United States.

Very truly yours,

Signature of Officer or Director

Name of Officer or Director

Position at American Community Bancshares, Inc.

EXHIBIT C

YADKIN VALLEY BANK AND TRUST COMPANY

FORM OF

NON-COMPETE AGREEMENT

This Non-Compete Agreement (this “Agreement”) is entered into this        day of                           , 200   (“Effective Date”), by and among Yadkin Valley Bank and Trust Company (the “Bank”), a wholly owned subsidiary of Yadkin Valley Financial Corporation (“YVFC”), American Community Bank, a North Carolina banking corporation (“American”), and Randy P. Helton, an individual resident of the state of North Carolina (“Helton”).

WHEREAS, pursuant to the Agreement and Plan of Merger dated as of September 9, 2008 (the “Merger Agreement”), by and among the YVFC and American Community Bancshares, Inc., a North Carolina corporation and parent company of American (“ACB”), ACB will merge with and into the YVFC (the “Merger”);

WHEREAS, American will merge with and into the Bank simultaneously with or as soon as is practical following the Merger (the “Bank Merger”);

WHEREAS, Helton is a founder of American and ACB and has served as President, Chief Executive Officer, and as a Director of each entity for its entire existence;

WHEREAS, as its President and Chief Executive Officer, Helton has built many strong customer and employee relationships and possesses intimate knowledge of the business and affairs of American and has acquired certain confidential information and data with respect to such entities;

WHEREAS, Helton is currently a party to an employment agreement with American dated as of April 15, 1998 (the “Employment Agreement”) which does not contain any restrictions against Helton competing with American following termination of the Employment Agreement;

WHEREAS, Helton is willing to terminate his interests and rights under the Employment Agreement in consideration for entering into this Agreement and certain cash payments as set forth in the Settlement Agreement dated September 9, 2008 and entered into among Helton, ACB, American, and YVFC (the “Settlement Agreement”);

WHEREAS, Helton is only 53 years old and the Bank desires to secure certain non-compete covenants from Helton in accordance herewith, effective upon the date of the consummation of the Merger pursuant to the Merger Agreement (the “Merger Effective Date”), at which time the Employment Agreement will be terminated as stated in the Settlement Agreement;

WHEREAS, Helton is willing to restrict his rights to compete with American (and the Bank as its successor) following the termination of the Employment Agreement in consideration for the consideration stated below; and

WHEREAS, the obligations of each party to effect the Merger are subject to the execution of this Agreement.

For and in consideration of the premises and their mutual promises, covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the parties agree as follows:

1.             Restrictive Covenants.  The Bank shall pay Helton during the term of this Agreement, as consideration for compliance with the restrictive covenants described below, as follows: (i) $16,250 per month for the first 36 months of this Agreement; (ii) $14,165 per month for the following 12 months of this Agreement; and (iii) $10,415 per month for the final  12 months of this Agreement.  These amounts shall be payable on a monthly basis on the fifteenth calendar day of each month.  In consideration of the foregoing, Helton covenants and agrees that:

(a)           During a period of five years after the Merger Effective Date, he will not, within Gaston, Mecklenburg, Union, and Cabarrus Counties, North Carolina, or Cherokee, York, Chester, and Lancaster Counties, South Carolina, or within a 15-mile radius of any American office in existence as of the Merger Effective Date (the “Territory”), directly or indirectly, own, manage, operate, join, control, assist in the formation of, or participate in the management, operation or control of, or be employed as an officer or employee by any commercial bank, savings bank, savings and loan, credit union, industrial loan company, mortgage company or similar entity (or, in the case of the formation of a new bank, will compete) other than YVFC or the Bank (a “Competing Business”) without the prior written consent of the Bank.  Notwithstanding the foregoing, Helton shall be free, without such consent, to purchase or hold as an investment or otherwise, up to 5% of the outstanding stock or other security of any corporation which has its securities publicly traded on any recognized securities exchange or in any over-the-counter market.

(b)           During a period of five years after the Merger Effective Date, he shall not (except on behalf of or with the prior written consent of the Bank), either directly or indirectly, on Helton’s own behalf or in the service or on behalf of others, (A) solicit, divert, or appropriate to or for a Competing Business, or (B) attempt to solicit, divert, or appropriate to or for a Competing Business, any person or entity that is or was a customer of YVFC or the Bank on the Merger Effective Date and with whom Helton has had material contact with regard to any banking or mortgage products or services then being provided by YVFC or the Bank.

(c)           During a period of five years after the Merger Effective Date, he shall not, either directly or indirectly, on his own behalf or in the service or on behalf of others, (A) solicit, divert, or hire away, or (B) attempt to solicit, divert, or hire away, to any Competing Business located in the Territory, any employee of or consultant to YVFC or the Bank, regardless of whether the employee or consultant is full-time or temporary, the employment or engagement is pursuant to written agreement, or the employment is for a determined period or is at will.

(d)           Helton acknowledges that it would not be possible to ascertain the amount of monetary damages in the event of a breach by Helton under the provisions of this Section 1.  Helton agrees that, in the event of his breach of this Section 1, that (i) any future payments under this Section 1 of this Agreement will be forfeited and (ii) injunctive relief enforcing the terms of this Section 1 is an appropriate remedy.  If the scope of any restriction contained in this Section 1 is determined to be too broad by any court of competent jurisdiction, then such restriction shall be enforced to the maximum extent permitted by law and Helton consents that the scope of this restriction may be modified judicially.

(e)           The provisions in each of the above Sections 1(a), 1(b), 1(c) and 1(d) are independent, and the unenforceability of any one provision shall not affect the enforceability of any other provision.

(f)            Notwithstanding any provision in this Agreement to the contrary, Helton shall be permitted at any time, in any geographic area and in any industry or business segment, to provide investment banking services on his own behalf or on behalf of others.

2.             Protection of Trade Secrets.  Helton agrees to maintain in strict confidence and Helton agrees not to use or disclose any Trade Secrets of the Bank or YVFC on or after the Merger Effective Date.  For the purposes hereof, “Trade Secret” means business or technical information, including but not limited to a formula, pattern, program, device, compilation of information, method, technique, or process that (a) derives independent actual or potential commercial value from not being generally known or readily ascertainable through independent development or reverse engineering by persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

3.             Protection of Other Confidential Information.  In addition, Helton agrees to maintain in strict confidence and not to use or disclose any Confidential Business Information of the Bank or YVFC during a period of five years after the Merger Effective Date.  “Confidential Business Information” shall mean any internal, non-public information (other than Trade Secrets already addressed above) concerning the Bank’s or YVFC’s financial position and results of operations (including revenues, assets, net income, etc.); annual and long-range business plans; product or service plans; marketing plans and methods; training, educational, and administrative manuals; customer and supplier information and purchase histories; and employee lists.  The provisions of Sections 2 and 3 above shall also apply to protect Trade Secrets and Confidential Business Information of third parties provided to the Bank under an obligation of secrecy.

4.             Return of Materials.  Helton shall surrender to the Bank, promptly upon its request and in any event upon termination of this Agreement, all media, documents, notebooks, computer programs, handbooks, data files, models, samples, price lists, drawings, customer lists, prospect data, or other material of any nature whatsoever (in tangible or electronic form) in Helton’s possession or control, including all copies thereof, relating to the Bank, its business, or its customers.  Upon the request of the Bank, Helton shall certify in writing compliance with the foregoing requirement.

5.             Remedies for Breach.  Helton agrees that in the event of any breach or threatened breach by Helton of any covenant contained in Sections 1 through 4 hereof, the resulting injuries to the Bank would be difficult or impossible to estimate accurately, even though irreparable injury or damages would certainly result.  Accordingly, an award of legal damages, if without other relief, would be inadequate to protect the Bank.  Helton, therefore, agrees that in the event of any such breach, the Bank shall be entitled to obtain from a court of competent jurisdiction an injunction to restrain the breach or anticipated breach of any such covenant, and to obtain any other available legal, equitable, statutory, or contractual relief.  Should the Bank have cause to seek such relief, no bond shall be required from the Bank, and Helton shall pay all attorney’s fees and court costs which the Bank may incur to the extent the Bank prevails in its enforcement action.

6.             Severability and Substitution of Valid Provisions.  To the extent that any provision or language of this Agreement is deemed unenforceable, by virtue of the scope of the business activity prohibited, the geographical restriction of the prohibition or the length of time the activity is prohibited, Helton and the Bank agree that this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of the States of North and South Carolina.

7.             Reasonable Restraint.  It is agreed by the parties that the foregoing covenants in this Agreement are necessary for the legitimate business interests of the Bank and impose a reasonable restraint on Helton in light of the activities and business of the Bank on the date of the execution of this Agreement.

8.             Extension of Periods.  The time periods described in Sections 1, 2 and 3 of this Agreement shall be automatically extended by any length of time during which Helton is in breach of the covenant described therein.  The provisions of this Agreement shall continue in full force and effect throughout the duration of the extended period.

9.             Termination of Agreement.  This Agreement shall terminate upon the earlier to occur of the death of Helton or the violation of any covenants set forth in Sections 1, 2, 3, or 4 of this Agreement.  Sections 1, 2, 3, 4 and 5 shall survive the termination of this Agreement, regardless of the reason for termination.  Upon termination of this Agreement, Helton shall receive only any sum due him through the date of termination.

10.          Tax Considerations.

(a)           Given the importance of Helton to American, the parties believe that the consideration paid to Helton hereunder constitutes reasonable consideration for refraining from rendering services for a competitor of the Bank following the Merger Effective Date.  However, in the event that (i) the Internal Revenue Service determines that the payments and benefits payable by the Bank pursuant to Section 1 hereof, either alone or together with other payments and benefits which Helton has the right to receive from the Bank would constitute a “parachute payment” under Section 280G of the Internal Revenue Code of 1986 (the “Code”), and (ii) Helton has materially complied with his obligations under this Agreement, then notwithstanding any provision herein or in the Settlement Agreement to the contrary, the compensation payable hereunder shall be increased, on a tax gross-up basis, so as to reimburse Helton for the tax payable by him, pursuant to Section 4999 of the Code, on such “excess parachute payments,” taking into account all taxes payable by Helton with respect to such tax gross-up payments hereunder, so that Helton shall be, after payment of all taxes, in the same financial position as if no taxes under Section 4999 of the Code had been imposed upon him.

(b)           Except as described in Section 10(a) above, Helton shall be responsible for payment of all taxes arising out of his activities in accordance with this Agreement, including, by way of illustration but not limited to, federal and state income taxes, social security taxes, unemployment insurance taxes, and any other taxes or business license fees as required.  Moreover, Helton agrees to be responsible at his own expense for all necessary insurance coverage for Helton.  Finally, Helton shall comply at his own expense with all federal, state, and local laws.

11.          Cooperation in Legal Proceedings. During the term of and after the termination of this Agreement, Helton agrees to reasonably cooperate with the Bank and any of its affiliates in the defense or prosecution of any claims or actions that may be brought against or on behalf of the Bank or YVFC, which relate to events or occurrences that transpired while Helton was providing services to American.  Helton’s reasonable cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Bank or YVFC.  Helton also agrees to reasonably cooperate with the Bank and YVFC in connection with any investigation or review of any federal, state, or local regulatory authority as any such investigation or review relates to any acts or omissions that transpired while Helton was providing services to American.  Helton understands that in any legal action, investigation, or review covered by this Section 11 that the Bank expects Helton to provide only accurate and truthful information or testimony.

12.          Amendments.  No amendments or variation of the terms or conditions of this Agreement shall be valid unless agreed to in writing and signed by the parties.

13.          Entire Agreement.  This Agreement and the Settlement Agreement constitute the entire agreement between the parties hereto and supersedes all prior agreements, if any, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.

14.          Waiver.  Failure of the Bank to enforce any of the provisions of this Agreement or any rights with respect thereto shall in no way be considered to be a waiver of such provisions or rights, or in any way affect the validity of this Agreement.

15.          Successors; Binding Agreement.  This Agreement shall be binding upon and shall inure to the benefit of the Bank and its successors and assigns.  Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by Helton, his beneficiaries or legal representatives, except by will or by the laws of descent and distribution.  This Agreement shall inure to the benefit of and be enforceable by Helton’s legal personal representative.

16.          Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of North Carolina without giving effect to the conflict of laws principles thereof.  Any action brought by any party to this Agreement shall be brought and maintained in a court of competent jurisdiction in State of North Carolina.

17.          Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

18.          Conditions Precedent to this Agreement.  If the Closing of the Merger does not occur for any reason, this Agreement shall be deemed null and void ab initio and of no force and effect, and the Employment Agreement shall be reinstated effective immediately.

[signatures appear on following page]

IN WITNESS WHEREOF, the parties hereto set their hands and seals the day and year first written above.

WITNESSES:	RANDY P. HELTON

AMERICAN COMMUNITY BANK

By:

Its:

YADKIN VALLEY BANK AND TRUST COMPANY

By:

Its:

EXHIBIT D

FORM OF

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT (this “Agreement”) is made by and among Yadkin Valley Financial Corporation, a North Carolina corporation (the “Company”), Yadkin Valley Bank and Trust Company, a North Carolina banking corporation and wholly owned subsidiary of the Company (“YVB”) American Community Bank, a North Carolina banking corporation (“American”), American Community Bancshares, Inc., a North Carolina corporation and parent company of American (“ACB”), and Randy P. Helton, an individual resident of the state of North Carolina (the “Officer”), as of this 9th day of September, 2008.

WHEREAS, pursuant to the Agreement and Plan of Merger dated as of September 9, 2008 (the “Merger Agreement”), by and among the Company and ACB, ACB will merge with and into the Company (the “Merger”);

WHEREAS, American will merge with and into YVB, simultaneously with or as soon as is practical following the Merger (the “Bank Merger”);

WHEREAS, the Officer is currently a party to an employment agreement with American dated as of April 15, 1998 (the “Employment Agreement”);

WHEREAS, the Officer is currently a party to a supplemental executive retirement plan with ACB dated as of October 1, 2007 (the “SERP”);

WHEREAS, the Officer is willing to terminate his interests and rights under the Employment Agreement and the SERP in consideration for the payments described below and for entering into a non-compete agreement with YVB (the “YVB Non-Compete Agreement”);

WHEREAS, YVB desires to secure the Officer’s covenant not to compete against the Company or YVB in accordance with the terms of the YVB Non-Compete Agreement, effective upon the date of the consummation of the Merger pursuant to the Merger Agreement (the “Merger Effective Date”); and

WHEREAS, the obligations of each party to effect the Merger are subject to the execution of this Agreement.

For and in consideration of the premises and their mutual promises, covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the parties agree as follows:

Section 1.  Upon the Merger Effective Date and immediately prior to the closing of the Merger, the Employment Agreement and the SERP shall be terminated and of no further force and effect, provided that American (or YVB as its successor) shall be obligated to make the following payments to the Officer on the dates specified below:

(a)           A payment of an amount equal to 2.99 times the Officer’s “base amount” (as defined in Section 280G(b)(3) of the Code and calculated as of the date of this Agreement) in settlement of all amounts and benefits that may be due to the Officer as a result of a “Change in Control,” as such term is defined in the Employment Agreement, which shall be paid in a lump sum cash payment, less the present value of the benefit to the Officer of the acceleration of vesting of the Officer’s unvested options for shares of ACB common stock.  The dates of such payments or transfers of benefits shall be the earliest day (as determined by the Officer) that the Officer can receive such payments or benefits without resulting in additional tax or interest to the Officer because of Section 409A of the Internal Revenue Code or the regulations promulgated thereunder.  If the Officer and YVB disagree as to the amounts of such payments, then the determination of the amount of payments and benefits to be made pursuant to this Section 1 shall be based upon the opinion of independent counsel selected by YVB’s independent public accountants and paid by YVB (the “Independent Counsel”).  The Independent Counsel shall be reasonably acceptable to YVB and the Officer, who both shall have the right to present to the Independent Counsel their respective opinions concerning whether any payments would constitute a “parachute payment” under Section 280G of the Code.  The Officer confirms that he is not entitled to any other payments or benefits which would constitute “parachute payments” under Section 280G of the Code.

(b)           A lump sum cash payment equal to the vested account balance of the SERP upon termination of the SERP on or before the Merger Effective Date in settlement of any amounts that may be due to the Officer under the SERP, without taking into account the acceleration of vesting provision in Section 4.1(d) of the SERP.  The parties hereto agree and acknowledge that the SERP is subject to the Section 280G mitigation provision contained in Section 8(g) of the Employment Agreement.  Therefore, given that the Officer is terminating his employment with ACB as of the Merger Effective Date, the termination of the SERP by the Officer in exchange for his vested account balance does not constitute the relinquishment by the Officer of consideration in excess of the vested account balance.  The date of payment shall be the earliest day (as determined by the Officer) that the Officer can receive such payments without the payments resulting in additional tax or interest to the Officer because of Section 409A of the Internal Revenue Code or the regulations promulgated thereunder.

Section 2.   The parties hereto agree that any payments made hereunder shall be subject to any tax withholding obligations as are required by law or regulation.  The Officer agrees to reimburse YVB (as the successor to American) any amounts required to be paid by the Company or YVB to the Internal Revenue Service for taxes owed but not paid by the Officer on such payments.  The Company or YVB may offset such amounts to be reimbursed against any amounts due to the Officer under the YVB Non-Compete Agreement or otherwise, and the Officer hereby consents to any such offset or withholding.

Section 3.  This Agreement and the YVB Non-Compete Agreement constitute the entire agreement between the parties hereto and supersede all prior agreements, if any, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter thereof.  In the event that the closing date of the Merger does not occur for any reason, this Agreement and the YVB Non-Compete Agreement shall be deemed null and void ab initio and of no force and effect, and the Employment Agreement shall be reinstated effective immediately.

IN WITNESS WHEREOF, the parties have executed this Settlement Agreement as of the day and year first hereinabove written.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

YADKIN VALLEY FINANCIAL CORPORATION

By:
Name:
Title:
YADKIN VALLEY BANK AND TRUST COMPANY

By:
Name:
Title:

AMERICAN COMMUNITY BANCSHARES, INC.

By:
Name:
Title

AMERICAN COMMUNITY BANK

By:
Name:
Title:

RANDY P. HELTON